SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start of Part 5 of 5

MCEV financial statements

MCEV financial statements

Consolidated income statement - MCEV basis
For the six month period ended 30 June 2013

	Reviewed 6 months 2013 £m			Restated1 Reviewed 6 months 2012 £m			Restated1 Audited Full Year 2012 £m
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating profit/(loss) before tax attributable to shareholders' profits
United Kingdom & Ireland	443	-	443	471	-	471	923	-	923
Europe	689	-	689	613	-	613	1,171	-	1,171
Asia	69	-	69	56	-	56	107	-	107
Other	-	-	-	7	-	7	5	-	5
United States2	-	-	-	-	81	81	-	(378)	(378)
Long-term business for continuing operations	1,201	-	1,201	1,147	81	1,228	2,206	(378)	1,828
United States2	-	111	111	-	-	-	-	-	-
General insurance and health	428	-	428	462	-	462	894	-	894
Fund management3	25	22	47	6	1	7	24	4	28
Other operations4	(44)	(2)	(46)	(81)	(2)	(83)	(170)	(4)	(174)
Market operating profit/(loss)	1,610	131	1,741	1,534	80	1,614	2,954	(378)	2,576
Corporate centre	(72)	-	(72)	(64)	-	(64)	(136)	-	(136)
Group debt costs and other interest	(251)	(6)	(257)	(267)	(7)	(274)	(537)	(12)	(549)
Operating profit/(loss) before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,287	125	1,412	1,203	73	1,276	2,281	(390)	1,891
Share of operating profit (before tax) of Delta Lloyd as an associate	-	-	-	112	-	112	112	-	112
Operating profit/(loss) before tax attributable to shareholders' profits	1,287	125	1,412	1,315	73	1,388	2,393	(390)	2,003
Integration and restructuring costs	(163)	(2)	(165)	(185)	(3)	(188)	(464)	(3)	(467)
Operating profit/(loss) before tax attributable to shareholders' profits after integration and restructuring costs	1,124	123	1,247	1,130	70	1,200	1,929	(393)	1,536
Adjusted for the following:
Economic variances on long-term business	555	279	834	1,022	151	1,173	1,901	(6)	1,895
Short-term fluctuation in return on investments on non-long-term business	(306)	-	(306)	31	-	31	7	-	7
Economic assumption changes on general insurance and health business	27	-	27	(18)	-	(18)	(21)	-	(21)
Impairment of goodwill	(86)	-	(86)	184	(787)	(603)	(154)	(782)	(936)
Amortisation and impairment of intangibles	(46)	(6)	(52)	(36)	(98)	(134)	(110)	(97)	(207)
Profit on the disposal and remeasurement of subsidiaries and associates5	187	91	278	(30)	-	(30)	(1)	1,095	1,094
Exceptional items	-	-	-	-	-	-	51	-	51
Non-operating items before tax (excluding Delta Lloyd as an associate)	331	364	695	1,153	(734)	419	1,673	210	1,883
Share of Delta Lloyd's non-operating items (before tax) as an associate	-	-	-	(523)	-	(523)	(523)	-	(523)
Non-operating items before tax	331	364	695	630	(734)	(104)	1,150	210	1,360
Share of Delta Lloyd's tax expense, as an associate	-	-	-	107	-	107	107	-	107
Profit/(loss) before tax attributable to shareholders' profits	1,455	487	1,942	1,867	(664)	1,203	3,186	(183)	3,003
Tax on operating profit	(412)	(23)	(435)	(406)	(25)	(431)	(780)	134	(646)
Tax on other activities	(53)	(94)	(147)	(314)	(21)	(335)	(516)	34	(482)
	(465)	(117)	(582)	(720)	(46)	(766)	(1,296)	168	(1,128)
Profit/(loss) for the period	990	370	1,360	1,147	(710)	437	1,890	(15)	1,875

Attributable to:
Equity shareholders' of Aviva plc	708	370	1,078	725	(710)	15	1,035	(15)	1,020
Non-controlling Interest	282	-	282	422	-	422	855	-	855
	990	370	1,360	1,147	(710)	437	1,890	(15)	1,875

1 The income statement and other primary MCEV financial statements have been restated as set out in F1 Basis of Preparation.

2 From 1 January 2013 the held for sale US life operations are reported within non-covered business on an IFRS basis as set out in F1 Basis of Preparation. In the half year 2012 and full year 2012 comparatives the US life operations are within covered business on an MCEV basis and then remeasured at FY12 to fair value less cost to sell.

3 Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arises from the provision of fund management services to our life businesses. In the comparatives US operations exclude results for fund management services related to life business. These results, for continuing operations, are included within the life MCEV operating earnings consistent with the MCEV methodology.

4 Excludes the proportion of the results of subsidiaries providing services to the Life business. These results are included within the life MCEV operating earnings consistent with the MCEV methodology.

5 Includes profit in respect of remeasurement of held for sale operations to expected fair value less cost to sell, in particular for the US business. In addition this includes profit or loss on completion of the sales of Aseval, Ark Life,
   Russia, Romania pensions and Malaysia.

Earnings per share - MCEV basis

	Reviewed 6 months 2013			Restated1 Reviewed 6 months 2012			Restated2 Audited Full Year 2012
	Continuing Operations	Discontinued1 Operations	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating earnings/(losses) per share on an MCEV basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	24.2p	3.5p	27.7p	25.0p	1.6p	26.6p	40.4p	(8.8)p	31.6p
Diluted3 (pence per share)	23.9p	3.4p	27.3p	24.7p	1.6p	26.3p	39.8p	(8.8)p	31.2p
Earnings/(losses) after tax on an MCEV basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	23.3p	12.6p	35.9p	24.7p	(24.5)p	0.2p	33.1p	(0.5)p	32.6p
Diluted3 (pence per share)	23.0p	12.4p	35.4p	24.3p	(24.5)p	0.2p	32.6p	(0.5)p	32.1p

1 Discontinued operations represents the results of the US life and related internal asset management business (US Life).
2 The income statement and other primary MCEV financial statements have been restated as set out in F1 Basis of Preparation.
3 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for discontinued operations in 2012 have remained the same.

Consolidated statement of comprehensive income - MCEV basis
For the six month period ended 30 June 2013

	Reviewed 6 months 2013 £m	Restated1 Reviewed 6 months 2012 £m	Restated1 Audited Full Year 2012 £m
Profit for the period from continuing operations	990	1,147	1,890
Profit/(loss) for the period from discontinued operations	370	(710)	(15)
Total profit for the period	1,360	437	1,875

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Share of other comprehensive income of joint ventures and associates	-	(7)	(7)
Foreign exchange rate movements	469	(194)	(145)
Aggregate tax effect - shareholder tax on items that may be reclassified	(20)	10	17

Items that will not be reclassified to income statement
Remeasurement of pension schemes	(294)	49	(980)
Aggregate tax effect - shareholders tax on items that will not be reclassified	65	(34)	189
Other comprehensive income, net of tax from continuing operations	220	(176)	(926)
Other comprehensive income, net of tax from discontinued operations	(206)	(8)	(14)
Total other comprehensive income net of tax	14	(184)	(940)
Total comprehensive income for the period from continuing operations	1,210	971	964
Total comprehensive income for the period from discontinued operations	164	(718)	(29)
Total comprehensive income for the period	1,374	253	935

Attributable to:
Equity shareholders of Aviva plc	1,000	(134)	102
Non-controlling Interests	374	387	833
	1,374	253	935

1 The income statement and other primary MCEV financial statements have been restated as set out in F1 Basis of Preparation.

Consolidated statement of changes in equity - MCEV basis
For the six month period ended 30 June 2013

	Reviewed 6 months 2013 £m	Reviewed 6 months 2012 £m	Audited Full Year 2012 £m
Balance at 1 January	16,230	15,495	15,495
Total comprehensive income for the period	1,374	253	935
Dividends and appropriations	(290)	(474)	(847)
Shares issued in lieu of dividends	-	38	127
Capital contributions from non-controlling interests	-	6	20
Share of dividends declared in the period applicable to non-controlling interests	(75)	(66)	(102)
Issue of fixed rate tier 1 notes	-	392	392
Transfer to (loss)/profit on disposal of subsidiaries, joint ventures and associates	(175)	-	187
Non-controlling interest in (disposed)/acquired subsidiaries	(491)	5	(13)
Shares acquired by employee trusts	-	(3)	(33)
Shares distributed by employee trusts	3	-	8
Reserves credit for equity compensation plans	23	23	42
Shares issued under equity compensation plans	-	-	1
Aggregate tax effect - shareholder tax	4	-	18
Total equity	16,603	15,669	16,230
Non-controlling interests	(2,022)	(1,808)	(2,214)
Balance at 30 June/31 December	14,581	13,861	14,016

Consolidated statement of financial position - MCEV basis
As at 30 June 2013

	Reviewed 30 June 2013 £m	Restated1 Reviewed 30 June 2012 £m	Restated1 Audited 31 December 2012 £m
Assets
Goodwill	1,504	1,794	1,520
Acquired value of in-force business and other intangibles	1,095	1,649	1,084
Additional value of in-force long-term business2	5,239	1,064	4,870
Interest in, and loans to, joint ventures	1,237	1,602	1,390
Interest in, and loans to, associates	265	1,005	265
Property and equipment	395	445	391
Investment property	9,832	10,301	9,939
Loans	24,225	26,918	24,537
Financial investments	192,670	213,547	189,019
Reinsurance assets	6,907	7,239	6,684
Deferred tax assets	234	262	188
Current tax assets	89	74	67
Receivables	7,981	8,342	7,476
Deferred acquisition costs and other assets	3,417	6,431	3,778
Prepayments and accrued income	2,704	3,175	2,700
Cash and cash equivalents	25,075	24,024	23,102
Assets of operations classified as held for sale	41,712	3,962	42,603
Total assets	324,581	311,834	319,613
Equity
Ordinary share capital	736	729	736
Capital reserves	4,436	4,441	4,436
Other reserves2	1,437	1,066	1,171
Shares held by employee trusts	(9)	(14)	(32)
Retained earnings	1,581	4,854	1,389
Additional retained earnings on an MCEV basis2	4,818	1,203	4,734
Equity attributable to ordinary shareholders of Aviva plc	12,999	12,279	12,434
Preference share capital, direct capital instruments and fixed rate tier 1 notes	1,582	1,582	1,582
Non-controlling interests2	2,022	1,808	2,214
Total equity	16,603	15,669	16,230
Liabilities
Gross insurance liabilities	113,060	145,488	113,091
Gross liabilities for investment contracts	113,285	109,901	110,494
Unallocated divisible surplus	6,569	3,162	6,931
Net asset value attributable to unitholders	12,340	9,274	10,259
Provisions	1,079	1,097	1,119
Deferred tax liabilities	551	1,324	547
Current tax liabilities	130	200	112
External borrowings	8,254	8,112	8,179
Payables and other financial liabilities	9,764	11,045	9,398
Other liabilities	1,826	2,927	1,842
Liabilities of operations classified as held for sale	41,120	3,635	41,411
Total liabilities	307,978	296,165	303,383
Total equity and liabilities	324,581	311,834	319,613

1 The income statement and other primary MCEV financial statements have been restated as set out in F1 Basis of Preparation.

2 The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:

   Adding the excess of the Life MCEV, including non-controlling interests, over the corresponding Life IFRS net assets is represented as the additional value of in-force long-term business; the corresponding items within equity are represented by the additional retained profit on an MCEV basis; other reserves and corresponding adjustments to non-controlling interests. Note that the presentation of equity in the 'Consolidated statement of financial position -
   MCEV basis' is in a different format to the 'Consolidated statement of financial position - IFRS basis'.

Reconciliation of shareholders' equity on IFRS and MCEV bases
As at 30 June 2013

Reviewed 30 June 2013	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	736	-	736
Capital reserves	4,436	-	4,436
Other reserves	1,532	(95)	1,437
Shares held by employee trusts	(9)	-	(9)
Retained earnings	1,581	-	1,581
Additional retained earnings on an MCEV basis	-	4,818	4,818
Equity attributable to ordinary shareholders of Aviva plc	8,276	4,723	12,999
Preference share capital	200	-	200
Direct capital instruments and fixed rate tier 1 notes	1,382	-	1,382
Non-controlling Interests	1,506	516	2,022
Total equity	11,364	5,239	16,603

Reviewed 30 June 2012	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	729	-	729
Capital reserves	4,441	-	4,441
Other reserves	1,514	(448)	1,066
Shares held by employee trusts	(14)	-	(14)
Retained earnings	4,854	-	4,854
Additional retained earnings on an MCEV basis	-	1,203	1,203
Equity attributable to ordinary shareholders of Aviva plc	11,524	755	12,279
Preference share capital	200	-	200
Direct capital instruments and fixed rate tier 1 notes	1,382	-	1,382
Non-controlling Interests	1,499	309	1,808
Total equity	14,605	1,064	15,669

Audited 31 December 2012	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	736	-	736
Capital reserves	4,436	-	4,436
Other reserves	1,675	(504)	1,171
Shares held by employee trusts	(32)	-	(32)
Retained earnings	1,389	-	1,389
Additional retained earnings on an MCEV basis	-	4,734	4,734
Equity attributable to ordinary shareholders of Aviva plc	8,204	4,230	12,434
Preference share capital	200	-	200
Direct capital instruments and fixed rate tier 1 notes	1,382	-	1,382
Non-controlling Interests	1,574	640	2,214
Total equity	11,360	4,870	16,230

Reconciliation of IFRS total equity to MCEV net worth
As at 30 June 2013

	Reviewed 30 June 2013 £m	Reviewed 30 June 2012 £m	Audited 31 December 2012 £m
Net assets on a statutory IFRS net basis	11,364	14,605	11,360
Adjusting for general business and other net assets on a statutory IFRS net basis	789	291	1,602
Life and related businesses net assets on a statutory IFRS net basis	12,153	14,896	12,962
Adjustment for Life net assets on an IFRS basis1	(1,288)	-	-
Goodwill and other intangibles	(744)	(1,234)	(989)
Acquired value of in-force business	(155)	(830)	(245)
Adjustment for share of joint ventures and associates	(7)	(11)	(9)
Adjustment for assets to regulatory value net of tax	125	(2,238)	94
Adjustment for DAC and DIR net of tax	(1,048)	(2,499)	(1,134)
Adjustment for differences in technical provisions	(694)	3,065	(488)
Other accounting and tax differences	439	(827)	940
MCEV net worth	8,781	10,322	11,131
MCEV value of in-force2	6,434	3,732	5,366
MCEV3	15,215	14,054	16,497

1 Represents held for sale US life operations which from 1 January 2013 are not included in MCEV covered business as set out in F1 Basis of Preparation.

2 Comprises PVFP of £9,030 million (30 June 2012: £6,721 million; 31 December 2012: £8,616 million), FC of £(471) million (30 June 2012: £(579) million; 31 December 2012: £(569) million), CNHR of £(1,162) million (30 June
   2012: £(1,063) million; 31 December 2012: £(1,381) million), and TVOG of £(963) million (30 June 2012: £(1,347) million; 31 December 2012: £(1,300) million).

3 Comprises embedded value of £13,869 million (30 June 2012: 12,902 million; 31 December 2012: £14,941 million) and non-controlling interest in long-term business assets of £1,346 million (30 June 2012: £1,152 million; 31
   December 2012: £1,556 million).

Differences between the reconciling items for 30 June 2013, 31 December 2012 and 30 June 2012 arise mainly from different treatment of the United States business. For 30 June 2013, the Adjustment for Life net assets on an IFRS basis relates to US operations, which are included on an IFRS basis within non-covered but related to life business. The IFRS net assets are included at the expected fair value less costs to sell, including the effect of re-measurement at 30 June 2013 and the impact of foreign exchange movement during the period. For 31 December 2012, IFRS net assets included the expected fair value less costs to sell for the US and the total difference from the amount included for the US in the MCEV net worth was included in Other accounting and tax differences. For 30 June 2012, each reconciling item included the appropriate contribution from the US business.
    For 30 June 2013 and 31 December 2012, the adjustments for DAC and DIR and differences in technical provisions mainly relate to the UK & Ireland.

Group MCEV analysis of earnings
For the six month period ending 30 June 2013

Reviewed 6 months 2013	Covered business1,4 £m A	Non- covered but related to life business2 £m B	Total life business3 £m A+B	Non- covered relating to non-life £m C	Total non- covered business4 £m B+C	Total £m A+B+C
Opening Group MCEV	14,941	1,175	16,116	(2,100)	(925)	14,016
Opening Adjustments5	(1,058)	1,058	-	-	1,058	-
Adjusted opening Group MCEV	13,883	2,233	16,116	(2,100)	133	14,016
Operating MCEV earnings	741	94	835	3	97	838
Non-operating MCEV earnings	222	186	408	(168)	18	240
Total MCEV earnings	963	280	1,243	(165)	115	1,078
Other movements in IFRS net equity	-	(417)	(417)	(67)	(484)	(484)
Capital and dividend flows	(762)	23	(739)	304	327	(435)
Foreign exchange variances	325	108	433	(27)	81	406
Acquired/divested business	(540)	(217)	(757)	757	540	-
Closing Group MCEV	13,869	2,010	15,879	(1,298)	712	14,581
Preference share capital, direct capital instruments and fixed rate tier 1 notes						(1,582)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						12,999

1 Covered business represents the business that the MCEV calculations cover, as detailed in F1 Basis of Preparation. The embedded value is presented net of non-controlling interests and tax.

2 Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non controlling interests is provided in F7. Note that US Life is part of non-covered but related to life business with effect from 1 January 2013.

3 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

4 Covered business includes an adjustment for held for sale operations through the acquired/divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

5 Represents the transfer of the held for sale US life operations from covered business to non-covered but related to life business as explained in F1 Basis of Preparation.

Restated4 Reviewed 6 months 2012	Covered business1 £m A	Non- covered but related to life business2 £m B	Total life business3 £m A+B	Non- covered relating to non-life £m C	Total non- covered business £m B+C	Total £m A+B+C
Opening Group MCEV	12,274	2,533	14,807	(788)	1,745	14,019
Operating MCEV earnings	744	-	744	38	38	782
Non-operating MCEV earnings	483	(873)	(390)	(377)	(1,250)	(767)
Total MCEV earnings	1,227	(873)	354	(339)	(1,212)	15
Other movements in IFRS net equity	-	87	87	(69)	18	18
Capital and dividend flows	(508)	-	(508)	484	484	(24)
Foreign exchange variances	(108)	(34)	(142)	(25)	(59)	(167)
Acquired/divested business	17	31	48	(48)	(17)	-
Closing Group MCEV	12,902	1,744	14,646	(785)	959	13,861
Preference share capital, direct capital instruments and fixed rate tier 1 notes						(1,582)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						12,279

1 Covered business represents the business that the MCEV calculations cover, as detailed in F1 Basis of preparation. The embedded value is presented net of non-controlling interests and tax.

2 Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non controlling interests is provided in F7.

3 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.
4 The income statement and other primary MCEV financial statements have been restated as set out in F1 Basis of Preparation.

Restated5 Audited Full year 2012	Covered business1, 4 £m A	Non- covered but related to life business2 £m B	Total life business3 £m A+B	Non- covered relating to non-life £m C	Total non- covered business £m B+C	Total £m A+B+C
Opening Group MCEV	12,274	2,533	14,807	(788)	1,745	14,019
Operating MCEV earnings	1,070	-	1,070	(77)	(77)	993
Non-operating MCEV earnings	713	(1,203)	(490)	517	(686)	27
Total MCEV earnings	1,783	(1,203)	580	440	(763)	1,020
Other movements in IFRS net equity	-	(145)	(145)	(637)	(782)	(782)
Capital and dividend flows	(283)	-	(283)	178	178	(105)
Foreign exchange variances	(60)	(41)	(101)	(35)	(76)	(136)
Acquired/divested business	1,227	31	1,258	(1,258)	(1,227)	-
Closing Group MCEV	14,941	1,175	16,116	(2,100)	(925)	14,016
Preference share capital, direct capital instruments and fixed rate tier 1 notes						(1,582)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						12,434

1 Covered business represents the business that the MCEV calculations cover, as detailed in F1 Basis of Preparation. The embedded value is presented net of non-controlling interests and tax.

2 Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non controlling interests is provided in F7.

3 Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

4 Covered business includes an adjustment for held for sale operations through the acquired/divested business line which is reflected as non-operating earnings for non-covered business, consistent with where the profit would arise on completion of the sale.

5 The income statement and other primary MCEV financial statements have been restated as set out in F1 Basis of Preparation.

F1 - Basis of preparation
The consolidated income statement and consolidated statement of financial position on pages 110 to 113 present the Group's results and financial position for the covered life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-covered businesses and non-covered but related to life businesses on the International Financial Reporting Standards (IFRS) basis.
    The MCEV methodology adopted is in accordance with the MCEV Principles© published by the CFO Forum in October 2009 with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.
    The CFO Forum Guidance is not adopted in a number of respects:

■  Guidance 2.1 requires that covered business includes contracts regarded as long-term life insurance business. However the US operations are not included in the covered business from 1 January 2013 as MCEV is not used to manage the business due to the pending sale of the operation.

■  Guidance 17.4 requires that sensitivities are provided for the total MCEV results. However, the sensitivity analysis in note F19 excludes held for sale operations, reflecting that these operations are stated at expected fair value less cost to sell.

■  Guidance 17.3.29 indicates that changes to models to reflect improvements or rectify errors should be included in the 'other operating variances' line in the analysis of earnings. Where possible, such model refinements have been reported in the analysis of earnings on the line where the impact would have occurred in order to provide better information when considering assumption changes/experience variances over multiple reporting periods.

■  Guidance 17.3.32 and 17.3.47 indicates that, when a company has more than one geographical area of operation, the business classifications disclosed should be consistent with those used for the IFRS financial statements.
            While MCEV results have been aligned with Aviva's management structure following the changes announced in the first quarter of 2013 the classifications have been presented at a more aggregated level than those segments presented in B5 which are in line with IFRS 8.

The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the Group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.
    The results for our half year report have been reviewed by our auditors, PricewaterhouseCoopers LLP. The PricewaterhouseCoopers LLP report in respect of the half-year can be found on page 148.

Copyright © Stichting CFO Forum Foundation 2008

Covered business
The MCEV calculations cover the following lines of business unless specifically noted below: life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of certain life and related business written in our associated undertakings and joint ventures, as well as the equity release business written in the UK.
    Covered business includes the Group's share of our joint ventures including our associated undertakings in India, China, Turkey, Malaysia (until disposal in April 2013), Taiwan and South Korea. In addition, the results of Group companies providing significant administration, fund management and other services and of Group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses".
    The following are not included within covered business:
■ US operations from 1 January 2013 as described under Treatment of US operations below.

■  Delta Lloyd in the current and all comparative periods. From 6 May 2011 to 5 July 2012, Delta Lloyd was an associate and was removed from the covered business as MCEV was not used to manage the operation. From 5 July
            2012 up to when Delta Lloyd was sold on 8 January 2013, Aviva's remaining investment holding is not included within covered business. For 'Group' MCEV reporting, which includes general insurance and other non-covered business, Delta Lloyd is included on an IFRS basis.

Held for Sale operations (excluding US)
Aviva's methodology adopts the MCEV Principles published by the CFO Forum in October 2009 with the exception of stating held for sale operations at their expected fair value less cost to sell in the consolidated statement of financial position.
    It is considered that the CFO Forum MCEV Principles were designed to define the approach to valuing covered business on an ongoing basis and do not explicitly define the appropriate treatment of covered business operations that are held for sale. For these operations, where there is an expected sale price, the directors believe it is reasonable to value the shareholders' interest as the expected fair value less cost to sell thus reflecting the expected value upon completion of the transaction.
    Certain life covered operations are classified as held for sale, consistent with the IFRS classification as detailed in note F18. The life covered MCEV for the held for sale operations has been adjusted within the value of in force business and this adjustment has been reported in the analysis of earnings through the acquired/divested business line, resulting in an increase to the closing MCEV at 30 June 2013 of £48 million (31 December 2012: £175 million, 30 June 2012: nil). The adjustment reflects the amount needed to align the contribution to shareholder equity with the expected fair value less cost to sell. There is no impact to the life and related business MCEV operating profits and total earnings. The consolidated income statement includes a profit on disposal and remeasurement of subsidiaries and associates, based on the expected fair value less cost to sell, of £48 million (31 December 2012: £175 million, 30 June 2012: nil) in relation to the life covered held for sale operations.
    In line with the preparation of the consolidated statement of financial position - MCEV basis, the assets and liabilities of held for sale operations are stated at the IFRS values with any differences in measurement on an MCEV basis reflected in the additional value of in-force long term business.
    Within the sensitivity analysis F19, and other disclosures where applicable, held for sale operations are excluded, reflecting that these operations are stated at expected fair value less cost to sell. Further details are provided against each applicable disclosure.

F1 - Basis of preparation continued
Treatment of US Operations
For 2012, the US was included in covered business. Following the classification of the United States business as Held for Sale on 21 December 2012, the US was re-measured to expected fair value less cost to sell, in line with treatment of other Held for Sale operations, as described above. This resulted in an increase to the closing life MCEV at 31 December 2012 of £1,095 million to £1,058 million. This adjustment was reported in the analysis of earnings through the acquired/divested line, and hence there was no impact to the life and related business MCEV operating profits and total earnings.
    From 1 January 2013 the results for the held for sale operations in the US are not included within the covered business as MCEV is not used to manage this business due to the pending sale of the operations. For Group MCEV reporting, which includes general insurance and other non-covered business, the US operations are included on an IFRS basis within non-covered but related to life business. The transfer to non-covered but related to life business is reported as an 'opening adjustment' in both the Group MCEV and covered business analysis of earnings. There is no impact to the total earnings from the transfer as the US operations are reported on both an IFRS and MCEV basis at the expected fair value less cost to sell. During the period the fair value less costs to sell of US Life included in the consolidated statement of financial position - MCEV basis has increased to £523 million (31 December 2012: £367 million). Please refer to note B4 for details on how this remeasurement is recognised in the income statement and in other comprehensive income.
    In line with IFRS, the results for the held for sale operations in the United States are presented as discontinued operations.

New business premiums
New business premiums include:
■ premiums arising from the sale of new contracts during the period;
■ non-contractual additional premiums; and
■ expected renewals on new contracts and expected future contractual alterations to new contracts.

The Group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
    For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.
    For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
    The normalised investment return on equities and property has been calculated by reference to the ten-year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk margin (expected return is equivalent to the gross redemption yield less an allowance for defaults).
    The expected existing business contribution (in excess of reference rate) is calculated using the implied discount rate (IDR), which itself is based on the normalised investment returns. The methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre-tax presentation), with only the excess contribution being impacted by the approach. For businesses where the IDR is unpublished, the expected return in excess of the reference rate is calculated as the excess of the real world equivalent embedded value (EqEV) over the MCEV amortised over the average duration of the portfolio. The approach to expected return has no impact on total return or on the closing balance sheet.

MCEV methodology

Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-Group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
    The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Consistent with CFO Forum guidance issued in 2012, no explicit allowance has been made for the developing European regulation regime (Solvency II) and associated consequences. No allowance has been made for potential legislation change relating to Pillar II pensions in Poland, as outlined in section F18. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the UK, where a 23% tax rate was used for 2013 for grossing up (2012: 24%).

F1 - Basis of preparation continued
Net worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
    Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is generally set equal to the highest of:
■ The level of capital at which the local regulator is empowered to take action;
■ The capital requirement of the business unit under the Group's economic capital requirements; and
■ The target capital level of the business unit;
where "highest of" is assessed as the basis yielding the lowest level of free assets.

For Aviva US, the required capital is set at 325% of the NAIC Company Action Level, in line with management targets and target credit ratings, for comparative periods.
    This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business except in certain entities in Italy and Spain where new business reflects the targeted capital level which better reflects the capital requirements of the new business. The total required capital for the entities in question is based on the overall biting constraint. There is a true-up within economic variances for the difference between calculating the new business required capital on a target rather than economic capital basis.
    The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in F18.
The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
■ present value of future profits;
■ time value of financial options and guarantees;
■ frictional costs of required capital; and
■ cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
    Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
    Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note F18.
    The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option or guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
    Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
    Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.

F1 - Basis of preparation continued
Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, US (for comparative periods), French and Spanish businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
    Frictional costs are calculated by projecting forwards the future levels of required capital in line with drivers of the capital requirement. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)
The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.
    Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.

US capital solutions
Credit has been taken within the US embedded value and value of new business, for comparative periods, for the anticipated reduction in capital requirements based on management's intention to enact transactions which allow recognition of additional assets that can be held against certain reserves, reducing shareholder capital requirements. These 'AXXX/XXX' transactions are fixed-term and are assumed to renew at current market rates. Enacting such transactions is common practice within the US market, and by the end of 2012, transactions have been enacted for all business written from 2006 to 2012.

New business tax
New business for US (comparative periods) and Italy has been valued on a basis with tax applied at the full corporation rate and consequential movements in the value of the Deferred Tax Asset included as a variance within existing business operating return.

Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
    For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the Group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
    For profit-sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.
    For comparative periods the embedded value of the US spread-based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to each management action has been considered.

Consolidation adjustments
The effect of transactions between the Group's life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
    As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the Group's life companies, the equivalent profits and losses have been removed from the relevant segment (other operations or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
    The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under other operations or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies.
    The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis with any required adjustment reflected in the additional value of the in force long-term business in the consolidated statement of financial position.

F1 - Basis of preparation continued
Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone, the US (for comparative periods) and Poland.
    The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note F18.

Restatement of prior period figures
Restatements of IFRS financial statements have been consistently reflected in the Group MCEV financial statements. These reflect:

■ A change in accounting requirements for employee benefits (IAS 19) resulting in an increase to profit before tax for the 6 month period ending 30 June 2012 of £74 million and profit before tax for the full year 2012 of £150 million in the consolidated income statement, with a corresponding decrease in other comprehensive income. There is no change to total comprehensive income or equity reported in the consolidated statements for these periods.

■ A change in accounting requirement for consolidated financial statements (IFRS 10) resulting in a net decrease in total assets and total liabilities on an IFRS basis of £1,839 million as at 30 June 2012 and £946 million as at 31
       December 2012 in the consolidated statement of financial position. There is no impact on profit or equity reported for the periods ending 30 June 2012 and 31 December 2012.

■ A reclassification of certain contracts issued by the Group's Italian long-term business from participating insurance contracts to participating investment contracts in the IFRS financial statements. As a result there has been a reallocation from gross insurance liabilities to gross liabilities for investment contracts of £2,515 million at 30 June 2012 in the consolidated statement of financial position; this reclassification had previously been applied in the
       2012 Report and Accounts. There is no impact on profit for the period or equity reported for the period ending 30 June 2012.

■ As described in note B4, the Group's US life and annuity business and associated investment management operations (together 'US Life') have been classified as held for sale. Consistent with the presentation in the Group's 2012
       Report and Accounts, the results of US Life for the period, as well as those for preceding periods, have been classified as discontinued operations.

■ In the first quarter of 2013, the Group announced modifications to its management structure. As a result, the Group's operating segments were reviewed to align them with the revised organisational reporting structure. This has resulted in changes to the reportable operating segments as described in note B5. The geographical analysis in MCEV is presented at a more aggregated level than the reportable operating segments set out in note B5.

■ IAS1 Presentation of Financial Statements (amended) requires the grouping of items presented in other comprehensive income according to whether they will subsequently be reclassified to the income statement. The criteria when items are required to be reclassified from other comprehensive income to the income statement are set out in the "Accounting policies" section in the audited consolidated financial statements included in the Group's 2012
       Report and Accounts. The adoption of the amendments to IAS 1 results in a revised presentation of the statement of comprehensive income in these interim financial statements.

    Further explanation of these changes is provided in notes B1 and B2.

F2 - Development of MCEV
The life covered MCEV (net of tax and minority interest) is £13,869 million, a decrease of £14 million in the period from the adjusted opening MCEV of £13,883 million. This movement comprises earnings of £963 million in the six months, reduced by dividends and other capital flows from the covered business of £762 million and £540 million reduction reflecting the transfer of part of our Spanish business to Bankia and disposal of other smaller ventures. These items were partly offset by a positive movement in the exchange rates.
    The opening adjustment, which reduced the MCEV by £1,058 million, from £14,941 million to £13,883 million, is due to the re-classification of Aviva USA to non-covered business.

Profitability (pre tax and before minority interest, for continuing operations)
New Business
New business volumes reduced by 6% on a PVNBP basis, principally driven by lower sales in the UK. More than offsetting this, margins improved significantly to 3.9% (HY12: 3.1%). This improvement has been primarily driven by the UK, where the margin has improved to 4.8% (HY12: 3.4%) mainly as a result of pricing actions taken in the second half of 2012 in the annuity book. In addition there were strong performances in France, Turkey and Asia, reflecting higher volumes and improved margins, partly offset by reductions in Italy and Spain. As a result, the value of new business (VNB) has increased by 17% to £401 million (HY12: £343 million).

Expected Return
The total expected return was lower at £685 million before tax and minority interests (HY12: £949 million), consisting of £579 million (HY12: £799 million) expected return from existing business together with £106 million (HY12: £150 million) expected return on shareholder net worth. The reduction from the previous year is principally driven by changes in Italy and the UK. In Italy, expected return includes an anticipated release of allowances for guarantees in the opening MCEV. This allowance was significantly lower at the start of 2013, reflecting the recovery in economic conditions. In the UK the expected return reduced significantly reflecting a lower IDR at FY12 and a de-risking of shareholder funds.

Management actions and other variances
Experience variances and operating assumption changes total £(45) million (HY12: £(39) million), reflecting the strengthening of persistency assumptions in Spain following poor short-term experience in our joint ventures.
    Other operating variances of £160 million (HY12: £(106) million) primarily reflect the benefit from agreements made to reduce long-term guarantees as soon as contractually possible on with profit business in Italy. In addition, management actions in France have reduced the expected value of guaranteed minimum death benefits giving rise to an increase in operating profits.

Non-operating earnings
Non-operating earnings in the period were £534 million (HY12: £1,009 million), made up of economic variances of £555 million (HY12: £1,022 million) and other non-operating variances of £(21) million (HY12: £(13) million). This variance is driven by favourable economic variances, particularly in the UK, Spain and Italy. In the UK positive variances arising due to narrowing credit spreads, future tax rate reductions and asset out performance have been partially offset by adverse credit default experience on commercial mortgages and losses due to increases in the risk-free rate. In Spain and Italy economic variances have been driven by narrowing credit spreads.

Life Operating Capital Generation (OCG)
The profitability of the business can be analysed into impacts on free surplus, required capital and value of in force business (see note F8). This shows how investment in new business generates additional future profit, how expected profits and releases of capital emerge from existing business in the period, as well as how experience has changed from what was anticipated in the opening value.
    These movements are shown net of tax and minority interest, and the free surplus operating earnings form the basis of OCG for life and related business.

New Business Strain
Investment in writing new business was £164 million (HY12: £250 million), reflecting the benefit of re-pricing of individual annuity business in the UK, together with savings in acquisition costs and the impact of lower new business volumes. This investment included locking in £85 million (HY12: £91 million) of required capital, which will be released over time, and £79 million (HY12: £159 million) of net worth strain, and has resulted in an increased value of future profits of £364 million (HY12: £390 million).

Expected Transfer to Free Surplus
The expected emergence of profits and run-off of required capital associated with the in-force portfolio contributed £610 million to OCG (HY12: £620 million). In addition, OCG benefits from the transfer to free surplus from the expected return on shareholders' net worth of £10 million (HY12: £33 million) to give a total life expected free surplus generation of £620 million (HY12: £653 million).

Management actions and other variances
In aggregate, the impact of experience variances and operating assumption changes on free surplus is small at £(10) million (HY12: £55 million).
    Other operating variances have a positive impact of £188 million (HY12: £170 million). This includes the impact of actions to convert future value into free surplus, as is normal industry practice, and the reserving benefit arising from actions which improve expected profitability, including reducing guarantees.
    In aggregate, experience variances, assumption changes and other operating variances contribute £178 million to OCG (HY12: £225 million).

F3 - Geographical analysis of life MCEV operating earnings

Gross of tax and non-controlling interest 6 months 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	212	147	42	-	401
Earnings from existing business
- expected existing business contribution (reference rate)	95	69	10	-	174
- expected existing business contribution (in excess of reference rate)1	126	273	6	-	405
	221	342	16	-	579
Experience variances
- maintenance expense	4	(8)	(2)	-	(6)
- project and other related expenses2	(24)	(2)	(7)	-	(33)
- mortality/morbidity	1	4	1	-	6
- lapses3	(16)	6	(1)	(1)	(12)
- other	(1)	7	2	-	8
	(36)	7	(7)	(1)	(37)
Operating assumption changes:
- maintenance expense	(1)	-	-	-	(1)
- project and other related expenses	-	-	-	-	-
- mortality/morbidity4	(3)	1	12	-	10
- lapses5	-	(25)	1	-	(24)
- other	7	-	-	-	7
	3	(24)	13	-	(8)
Expected return on shareholders' net worth	36	62	7	1	106
Other operating variances6	7	155	(2)	-	160
Earnings before tax and non-controlling interests	443	689	69	-	1,201

1 The expected existing business contribution (in excess of reference rate) for Europe is lower at HY13 than HY12 as the release of the allowance for guarantees in Italy is lower.
2 Within the UK project and other related expenses reflect higher than expected expenditure on development of systems and processes

3 Persistency experience remains volatile across most of our business, in part reflecting the wider economic circumstances. Positive lapse variance in Europe reflects increased lapses on business with guarantees in Italy.

4 Morbidity assumptions have been updated in Korea.
5 Persistency assumptions include additional provisions in Spain reflecting adverse experience in the joint ventures.
6 Other operating variances reflect management actions taken to reduce guarantees on existing business in Italy and France.

Gross of tax and non-controlling interest Restated 6 months 2012	UK & Ireland £m	Europe £m	Asia £m	Other £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	176	130	37	-	343	(138)	205
Earnings from existing business
- expected existing business contribution (reference rate)	109	119	11	-	239	33	272
- expected existing business contribution (in excess of reference rate)	207	350	3	-	560	253	813
	316	469	14	-	799	286	1,085
Experience variances
- maintenance expense	8	(6)	(1)	1	2	6	8
- project and other related expenses1	(34)	(4)	(4)	-	(42)	(10)	(52)
- mortality/morbidity	(9)	14	6	-	11	(9)	2
- lapses2	(14)	(4)	(8)	-	(26)	3	(23)
- other3	12	28	(3)	-	37	(86)	(49)
	(37)	28	(10)	1	(18)	(96)	(114)
Operating assumption changes:
- maintenance expenses	4	-	1	-	5	-	5
- project and other related expenses	-	-	-	-	-	-	-
- mortality/morbidity	(4)	-	4	-	-	-	-
- lapses4	7	(15)	3	-	(5)	-	(5)
- other5	(27)	-	-	6	(21)	-	(21)
	(20)	(15)	8	6	(21)	-	(21)
Expected return on shareholders' net worth	63	78	9	-	150	31	181
Other operating variances6	(27)	(77)	(2)	-	(106)	(2)	(108)
Earnings before tax and non-controlling interests	471	613	56	7	1,147	81	1,228

1 Project and other related expenses include higher expenditures related to increased level of regulatory change in the UK.
2 Persistency experience remains volatile across most of our business, in part reflecting the wider economic circumstances.
3 Other experience includes the marginal impact of new business on the value of deferred losses in the US and Italy as well as other tax variances in the US.
4 Persistency assumptions include an additional short term provision in Italy reflecting economic circumstances.
5 Other assumption changes include a revision to profit margins on asset management in the UK.
6 Other operating variances include the impact of modelling refinements in France and Italy and the cost of capital management initiatives in the UK.

F3 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interest Restated Full year 2012	UK & Ireland £m	Europe £m	Asia £m	Other £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	412	271	63	-	746	(280)	466
Earnings from existing business
- expected existing business contribution (reference rate)	229	234	24	-	487	85	572
- expected existing business contribution (in excess of reference rate)	403	682	5	-	1,090	483	1,573
	632	916	29	-	1,577	568	2,145
Experience variances
- maintenance expense1	(28)	(11)	-	1	(38)	(16)	(54)
- project and other related expenses1	(75)	(2)	(2)	-	(79)	(21)	(100)
- mortality/morbidity2	(2)	24	3	-	25	(24)	1
- lapses3	(8)	30	(12)	(1)	9	1	10
- other4	(7)	8	3	1	5	(110)	(105)
	(120)	49	(8)	1	(78)	(170)	(248)
Operating assumption changes:
- maintenance expenses5	10	(32)	(3)	4	(21)	-	(21)
- project and other related expenses	-	-	-	-	-	-	-
- mortality/morbidity6	(34)	32	9	-	7	(220)	(213)
- lapses7	(7)	(244)	-	-	(251)	(72)	(323)
- other8	(24)	215	-	-	191	(94)	97
	(55)	(29)	6	4	(74)	(386)	(460)
Expected return on shareholders' net worth	112	155	16	1	284	63	347
Other operating variances9	(58)	(191)	1	(1)	(249)	(173)	(422)
Earnings before tax and non-controlling interests	923	1,171	107	5	2,206	(378)	1,828

1 Adverse expense experience occurred across a number of businesses. Within the UK the maintenance expense variance reflects a one-off realignment of investment expense allocation between With Profit and Non Profit business and project and other related expenses include higher expenditures related to increased level of regulatory change.

2 Mortality experience continues to be better than the assumption set across a number of our businesses.

3 Persistency experience remains volatile across most of our business, in part reflecting the wider economic circumstances. Positive lapse variance in Europe reflects increased lapses on business with guarantees in Italy.

4 Other experience includes the marginal impact of new business on the value of deferred losses in the US and Italy as well as other tax variances in the US and the impact of policyholders switching to with profit funds in France.

5 Maintenance expense assumptions have been revised based on recent analysis.
6 Mortality assumptions have been updated in the UK and US, primarily related to annuities.
7 Persistency assumptions have been updated in a number of businesses and include additional provisions in Europe reflecting economic circumstances.
8 Other operating assumption changes in Europe relate to a change to assumed management actions in relation to product charges in Poland.
9 Other operating variances relate to modelling refinements in the UK, France and Italy and the cost of capital transactions and model refinements in the US.

Net of tax and non-controlling interest 6 months 2013	UK & Ireland £m	Europe £m	Asia £m	Other £m	Total £m
Value of new business	163	87	35	-	285
Earnings from existing business
- expected existing business contribution (reference rate)	74	44	8	-	126
- expected existing business contribution (in excess of reference rate)1	97	134	5	-	236
	171	178	13	-	362
Experience variances
- maintenance expense	3	(2)	(1)	-	-
- project and other related expenses2	(18)	(1)	(6)	-	(25)
- mortality/morbidity	1	2	1	-	4
- lapses3	(13)	2	(1)	-	(12)
- other	(1)	3	1	-	3
	(28)	4	(6)	-	(30)
Operating assumption changes:
- maintenance expense	(1)	-	-	-	(1)
- project and other related expenses	-	-	-	-	-
- mortality/morbidity4	(2)	-	10	-	8
- lapses5	-	(9)	1	-	(8)
- other	6	-	-	-	6
	3	(9)	11	-	5
Expected return on shareholders' net worth	28	30	6	-	64
Other operating variances6	6	51	(2)	-	55
Earnings after tax and non-controlling interests	343	341	57	-	741

1 The expected existing business contribution (in excess of reference rate) for Europe is lower at HY13 than HY12 as the release of the allowance for guarantees in Italy is lower.
2 Within the UK project and other related expenses reflect higher than expected expenditure on development of systems and processes

3 Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. Positive lapse experience in Europe reflects increased lapses on business with guarantees in Italy.

4 Morbidity assumptions have been updated in Korea
5 Persistency assumptions include additional provisions in Spain reflecting adverse experience in the joint ventures.
6 Other operating variances reflect management actions taken to reduce guarantees on existing business in Italy and France.

F3 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interest Restated 6 months 2012	UK & Ireland £m	Europe £m	Asia £m	Other £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	135	67	29	-	231	(90)	141
Earnings from existing business
- expected existing business contribution (reference rate)	82	76	8	-	166	21	187
- expected existing business contribution (in excess of reference rate)	156	137	2	-	295	165	460
	238	213	10	-	461	186	647
Experience variances		-
- maintenance expense	6	(4)	-	1	3	4	7
- project and other related expenses1	(25)	(3)	(3)	-	(31)	(7)	(38)
- mortality/morbidity	(6)	9	5	-	8	(6)	2
- lapses2	(10)	(7)	(5)	-	(22)	2	(20)
- other3	9	11	(2)	-	18	(55)	(37)
	(26)	6	(5)	1	(24)	(62)	(86)
Operating assumption changes:
- maintenance expenses	3	-	-	-	3	-	3
- project and other related expenses	-	-	-	-	-	-	-
- mortality/morbidity	(3)	-	3	-	-	-	-
- lapses4	6	(5)	1	-	2	-	2
- other5	(19)	-	-	4	(15)	-	(15)
	(13)	(5)	4	4	(10)	-	(10)
Expected return on shareholders' net worth	47	37	7	-	91	20	111
Other operating variances6	(20)	(34)	(3)	(1)	(58)	(1)	(59)
Earnings after tax and non-controlling interests	361	284	42	4	691	53	744

1 Project and other related expenses include higher expenditures related to increased level of regulatory change in the UK.
2 Persistency experience remains volatile across most of our business, in part reflecting the wider economic circumstances.
3 Other experience includes the marginal impact of new business on the value of deferred losses in the US and Italy as well as other tax variances in the US.
4 Persistency assumptions include an additional short term provision in Italy reflecting economic circumstances.
5 Other assumption changes include a revision to profit margins on asset management in the UK.
6 Other operating variances include the impact of modelling refinements in France and Italy and the cost of capital management initiatives in the UK.

Net of tax and non-controlling interest Restated Full year 2012	UK & Ireland £m	Europe £m	Asia £m	Other £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	313	142	50	-	505	(182)	323
Earnings from existing business
- expected existing business contribution (reference rate)	173	149	17	-	339	55	394
- expected existing business contribution (in excess of reference rate)	303	270	4	-	577	314	891
	476	419	21	-	916	369	1,285
Experience variances		-
- maintenance expense1	(21)	(5)	-	1	(25)	(11)	(36)
- project and other related expenses1	(57)	(2)	(2)	-	(61)	(13)	(74)
- mortality/morbidity2	(1)	12	3	-	14	(16)	(2)
- lapses3	(7)	(8)	(7)	-	(22)	1	(21)
- other4	(4)	(12)	2	-	(14)	(72)	(86)
	(90)	(15)	(4)	1	(108)	(111)	(219)
Operating assumption changes:
- maintenance expenses5	7	(34)	(2)	3	(26)	-	(26)
- project and other related expenses	(1)	-	-	-	(1)	-	(1)
- mortality/morbidity6	(26)	19	7	-	-	(143)	(143)
- lapses7	(6)	(124)	(1)	-	(131)	(47)	(178)
- other8	(17)	152	-	-	135	(61)	74
	(43)	13	4	3	(23)	(251)	(274)
Expected return on shareholders' net worth	85	72	12	-	169	41	210
Other operating variances9	(45)	(99)	1	-	(143)	(112)	(255)
Earnings after tax and non-controlling interests	696	532	84	4	1,316	(246)	1,070

1 Adverse expense experience occurred across a number of businesses. Within the UK the maintenance expense variance reflects a one-off realignment of investment expense allocation between With Profit and Non Profit business and project and other related expenses include higher expenditures related to increased level of regulatory change.

2 Mortality experience continues to be better than the assumption set across a number of our businesses.

3 Persistency experience remains volatile across most of our business, in part reflecting the wider economic circumstances. Positive lapse variance in Europe reflects increased lapses on business with guarantees in Italy.

4 Other experience includes the marginal impact of new business on the value of deferred losses in the US and Italy as well as other tax variances in the US and the impact of policyholders switching to with profit funds in France.

5 Maintenance expense assumptions have been revised based on recent analysis.
6 Mortality assumptions have been updated in the UK and US, primarily related to annuities.
7 Persistency assumptions have been updated in a number of businesses and include additional provisions in Europe reflecting economic circumstances.
8 Other operating assumption changes in Europe relate to a change to assumed management actions in relation to product charges in Poland.
9 Other operating variances relate to modelling refinements in the UK, France and Italy and the cost of capital transactions and model refinements in the US.

F4 - Geographical analysis of fund management operating earnings
The summarised consolidated income statement on an MCEV basis includes earnings from the Group's fund management operations as analysed below. This excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arise from the provision of fund management services to our Life businesses.
    These results are included within the Life MCEV operating earnings.

	6 months 2013 £m	Restated 6 months 2012 £m	Full Year 2012 £m
Aviva Investors	14	2	12
United Kingdom	10	4	11
Asia	1	-	1
Total - continuing operations	25	6	24
Total - discontinued operations1	22	1	4
Total	47	7	28

1 Discontinued operations in 2013 represent the result for US operations on an IFRS basis. In the comparatives US operations are on a MCEV basis and exclude results for fund management services related to life business.

F5 - Other operations
Where subsidiaries provide services to our life business, that proportion has been excluded. For MCEV reporting, these results are included within the Life MCEV operating return.

	6 months 2013 £m	Restated 6 months 2012 £m	Restated Full Year 2012 £m
United Kingdom & Ireland	(20)	(12)	(20)
Europe	3	3	(6)
Asia	(6)	(9)	(12)
Other Group operations	(21)	(63)	(132)
Total - continuing operations	(44)	(81)	(170)
Total - discontinued operations1	(2)	(2)	(4)
Total	(46)	(83)	(174)

1 Discontinued operations in 2013 represent the result for US operations on an IFRS basis. In the comparatives US operations are on a MCEV basis and exclude results for other operations related to life business.

F6 - Exceptional items and integration and restructuring costs
Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. There were no exceptional items during the first half of 2013 (HY12: nil; FY12: £51 million). For FY12 this related to pension regulation changes in Turkey and Poland.
    Integration and restructuring costs for continuing business at HY13 were £163 million (HY12: £185 million; FY12: £464 million) and mainly include expenses associated with the Group's transformation programme. Compared with the prior period, integration and restructuring costs reduced by 10% mainly due to transformation activity in Ireland's general insurance business during the first half of 2012 which was not repeated in 2013 and a reduction in Solvency II implementation costs to £43 million (HY12: £71 million; FY12: £95 million), as the project moves towards completion.

F7 - Segmentation of consolidated statement of financial position

	30 June 2013			Restated 30 June 2012			Restated 31 December 2012
	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m
Total assets before acquired value of in-force long-term business	287,405	31,823	319,228	281,014	29,138	310,152	285,285	29,331	314,616
Acquired additional value of in-force long-term business	114	-	114	618	-	618	127	-	127
Total assets included in the IFRS statement of financial position	287,519	31,823	319,342	281,632	29,138	310,770	285,412	29,331	314,743
Liabilities of the long-term business	(275,366)	-	(275,366)	(266,736)	-	(266,736)	(272,450)	-	(272,450)
Liabilities of the general insurance and other businesses	-	(32,612)	(32,612)	-	(29,429)	(29,429)	-	(30,933)	(30,933)
Net assets on a statutory IFRS basis	12,153	(789)	11,364	14,896	(291)	14,605	12,962	(1,602)	11,360
Additional value of in-force long-term business1	5,239	-	5,239	1,064	-	1,064	4,870	-	4,870
Net assets on an MCEV basis2	17,392	(789)	16,603	15,960	(291)	15,669	17,832	(1,602)	16,230
Equity capital, capital reserves, shares held by employee trusts and other reserves			6,600			6,222			6,311
IFRS basis retained earnings			1,581			4,854			1,389
Additional MCEV basis retained earnings			4,818			1,203			4,734
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis			12,999			12,279			12,434
Preference share capital, direct capital instruments and fixed rate tier 1 notes			1,582			1,582			1,582
Non-controlling interests			2,022			1,808			2,214
MCEV basis total equity			16,603			15,669			16,230

1 The analysis between the Group's and non-controlling interests' share of the additional value of in-force long-term business is as follows:

	6 months 2013 £m	Full Year 2012 £m	Movement in year £m
Group's share included in shareholders' funds	4,818	4,734	84
Non-controlling interests' share	516	640	(124)
Movement in AFS securities	(95)	(504)	409
Additional value in-force long-term business	5,239	4,870	369
As at 6 months 2012, the additional value in force of long-term business was £1,064 million, comprising Group's share included in shareholder funds of £1,203 million, non-controlling interests' share of £309 million and movement in AFS securities of £(448) million.

2 Analysis of net assets on an MCEV basis is made up as follows:

	6 months 2013 £m	6 months 2012 £m	Full Year 2012 £m
Embedded Value	13,869	12,902	14,941
Non-controlling interests	1,346	1,152	1,556
	15,215	14,054	16,497
Goodwill and intangible assets allocated to long-term business3	631	1,234	895
Notional allocation of IAS 19 pension fund surplus to long-term business4	258	672	440
Life Net Assets on IFRS Basis5	1,288	-	-
Long-term business net assets on an MCEV basis	17,392	15,960	17,832

3 Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures and are after adjustments reflected in the additional value of in-force long-term business in the consolidated statement of financial position. In HY13 there is an adjustment to impair goodwill and intangibles by a further £13 million compared to IFRS (HY12: nil; FY12 £94 million). In aggregate, the goodwill and intangibles on an MCEV basis is £113 million (HY12: £nil; FY12: £94 million) lower than on an IFRS basis, allowing for exchange rate movements.

4 The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding and, within the long-term business net assets on an MCEV basis, the Life proportion has been included. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

5 Represents US life held for sale operations which from 1 January 2013 are not included in the MCEV covered business as set out in F1 Basis of Preparation

F8 - Analysis of life and pension earnings
The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. All figures are shown net of tax and non-controlling interests.

Net of tax and non-controlling interests 30 June 2013	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	2,078	7,789	5,074	14,941
Opening Adjustments2	(252)	(1,463)	657	(1,058)
Adjusted Opening MCEV	1,826	6,326	5,731	13,883
New business value	(164)	85	364	285
Expected existing business contribution (reference rate)	-	-	126	126
Expected existing business contribution (in excess of reference rate)	-	-	236	236
Transfers from VIF and required capital to the free surplus	610	(155)	(455)	-
Experience variances	(15)	56	(71)	(30)
Assumption changes	5	6	(6)	5
Expected return on shareholders' net worth	10	54	-	64
Other operating variances	188	(14)	(119)	55
Operating MCEV earnings	634	32	75	741
Economic variances	(137)	(91)	466	238
Other non-operating variances3	(17)	-	1	(16)
Total MCEV earnings	480	(59)	542	963
Capital & dividend flows4	(762)	-	-	(762)
Foreign exchange variances	24	198	103	325
Acquired/divested business5	(159)	(165)	(216)	(540)
Closing MCEV	1,409	6,300	6,160	13,869

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 Represents the removal of the US life held for sale operations from covered business on 1 January 2013 as set out in F1 Basis of Preparation
3 Other non-operating variances relate to costs for Solvency II implementation and other restructuring exercises.

4 Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

5 Acquired/divested business includes the adjustment for held for sale operations and the disposal of Aseval, Ark Life, Malaysia, Russia and Romania pensions.

	Continuing operations				Discontinued operations				Total
Net of tax and non-controlling interests Restated 30 June 2012	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening MCEV	1,355	6,390	4,327	12,072	(11)	1,575	(1,362)	202	12,274
New business value	(250)	91	390	231	(199)	158	(49)	(90)	141
Expected existing business contribution (reference rate)	-	-	166	166	-	-	21	21	187
Expected existing business contribution (in excess of reference rate)	-	-	295	295	-	-	165	165	460
Transfers from VIF and required capital to the free surplus	620	(174)	(446)	-	302	(171)	(131)	-	-
Experience variances	83	(39)	(68)	(24)	(160)	47	51	(62)	(86)
Assumption changes	(28)	22	(4)	(10)	-	-	-	-	(10)
Expected return on shareholders' net worth	33	58	-	91	(6)	26	-	20	111
Other operating variances	170	3	(231)	(58)	(35)	-	34	(1)	(59)
Operating MCEV earnings	628	(39)	102	691	(98)	60	91	53	744
Economic variances	(388)	183	601	396	140	13	(55)	98	494
Other non-operating variances2	(11)	-	1	(10)	(2)	-	1	(1)	(11)
Total MCEV earnings	229	144	704	1,077	40	73	37	150	1,227
Capital & dividend flows3	(482)	-	-	(482)	(26)	-	-	(26)	(508)
Foreign exchange variance	3	(102)	(9)	(108)	-	(14)	14	-	(108)
Acquired/divested business4	5	(4)	16	17	-	-	-	-	17
Closing MCEV	1,110	6,428	5,038	12,576	3	1,634	(1,311)	326	12,902

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 Other non-operating variances relate to costs for Solvency II implementation and other restructuring exercises.

3 Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

4 Acquired/divested business includes acquisition of Pelayo Vida on 17 January 2012.

F8 - Analysis of life and pension earnings continued

	Continuing operations				Discontinued operations				Total
Net of tax and non-controlling interests Full year 2012	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening MCEV	1,355	6,390	4,327	12,072	(11)	1,575	(1,362)	202	12,274
New business value	(389)	155	739	505	(319)	298	(161)	(182)	323
Expected existing business contribution (reference rate)	-	-	339	339	-	-	55	55	394
Expected existing business contribution (in excess of reference rate)	-	-	577	577	-	-	314	314	891
Transfers from VIF and required capital to the free surplus	1,133	(246)	(887)	-	587	(375)	(212)	-	-
Experience variances	112	(162)	(58)	(108)	(212)	53	48	(111)	(219)
Assumption changes	-	30	(53)	(23)	-	-	(251)	(251)	(274)
Expected return on shareholders' net worth	56	113	-	169	(7)	48	-	41	210
Other operating variances	314	30	(487)	(143)	(8)	-	(104)	(112)	(255)
Operating MCEV earnings	1,226	(80)	170	1,316	41	24	(311)	(246)	1,070
Economic variances	(390)	121	1,022	753	216	(67)	(153)	(4)	749
Other non-operating variances2	(71)	-	36	(35)	(4)	-	3	(1)	(36)
Total MCEV earnings	765	41	1,228	2,034	253	(43)	(461)	(251)	1,783
Capital & dividend flows3	(299)	-	-	(299)	16	-	-	16	(283)
Foreign exchange variance	5	(88)	27	(56)	(6)	(69)	71	(4)	(60)
Acquired/divested business4	-	(17)	149	132	-	-	1,095	1,095	1,227
Closing MCEV	1,826	6,326	5,731	13,883	252	1,463	(657)	1,058	14,941

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 Other non-operating variances relate to costs for Solvency II implementation and other restructuring exercises, as well as the impact of regulatory changes in Poland and Turkey.

3 Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

4 Acquired/divested business includes the adjustment for held for sale operations, the acquisition of Pelayo Vida on 17 January 2012, and the divesture of Czech, Hungarian, Romanian and Sri Lankan Life businesses.

F9 - Life MCEV operating earnings
The table below presents the life and pensions MCEV earnings broken down into constituent parts. The life and pensions MCEV operating earnings comprise: the value of new business written during the year; the earnings from existing business including other operating variances; and the expected investment return on the shareholders' net worth.
    These components are calculated using economic assumptions as at the start of the year (in-force business) or start of the quarter or more frequently (new business) and operating (demographic and expenses) assumptions as at the end of the period.

Gross of tax and non-controlling interest	6 months 2013 £m	Restated 6 months 2012 £m	Full year 2012 £m
Value of new business	401	343	746
Earnings from existing business
- expected returns at the reference rate	174	239	487
- expected returns in excess of the reference rate	405	560	1,090
- expected returns	579	799	1,577
- experience variances	(37)	(18)	(78)
- operating assumption changes	(8)	(21)	(74)
Other operating variance	160	(106)	(249)
Expected return on shareholders' net worth	106	150	284
Life and pensions operating earnings before tax	1,201	1,147	2,206
Economic variances	555	1,022	1,901
Other non-operating variances	(21)	(13)	(42)
Life and pensions earnings before tax	1,735	2,156	4,065
Tax on operating earnings	(333)	(320)	(576)
Tax on other activities	(166)	(345)	(619)
Life and pensions earnings after tax - continuing operations	1,236	1,491	2,870
Life and pensions earnings after tax - discontinued operations	-	150	(251)
Life and pensions earnings after tax	1,236	1,641	2,619

There were no separate development costs reported in these years.
    Other non-operating variances relate to costs for Solvency II implementation and other restructuring exercises.
    The table above presents a summarised breakdown of the life and pensions MCEV earnings on a gross of non-controlling interests basis and gross of tax with tax shown separately. The Group favours the gross presentation for consistency with the IFRS results. The table below compares the key items on the different bases as the subsequent analysis is provided predominantly on a net of tax and non-controlling interests basis as preferred by the CFO Forum Principles.

Key indicators

	6 months 2013		Restated 6 months 2012		Full year 2012
	Net of non- controlling interests and tax £m	Gross of non- controlling interests and tax £m	Net of non- controlling interests and tax £m	Gross of non- controlling interests and tax £m	Net of non- controlling interests and tax £m	Gross of non- controlling interests and tax £m
Value of new business - continuing operations	285	401	231	343	505	746
Value of new business - discontinued operations	-	-	(90)	(138)	(182)	(280)
Total value of new business	285	401	141	205	323	466
Life and pensions operating return - continuing operations	741	1,201	691	1,147	1,316	2,206
Life and pensions operating return - discontinued operations	-	-	53	81	(246)	(378)
Total life and pensions operating return	741	1,201	744	1,228	1,070	1,828
Life and pensions earnings - continuing operations	963	1,735	1,077	2,156	2,034	4,065
Life and pensions earnings - discontinued operations	-	-	150	231	(251)	(387)
Total life and pensions earnings	963	1,735	1,227	2,387	1,783	3,678

F10 - Present value of life new business premiums
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, gross of tax and non-controlling interests. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale.
    The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate the value of new business, so the components of the new business margin are on a consistent basis.
    The weighted average capitalisation factor (WACF) is the multiple of the annualised regular premium which gives the present value at point of sale of the regular premiums.

Gross of non-controlling interests 6 months 2013	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	344	4.9	1,681	2,760	4,441
Ireland	13	4.2	55	170	225
United Kingdom & Ireland	357	4.9	1,736	2,930	4,666
France	49	8.3	407	1,966	2,373
Poland	23	7.5	173	54	227
Italy	33	5.7	188	1,117	1,305
Spain	31	5.6	175	466	641
Other Europe	58	3.9	225	48	273
Europe	194	6.0	1,168	3,651	4,819
Asia	149	5.3	786	75	861
Other	-	-	-	7	7
Total life and pensions	700	5.3	3,690	6,663	10,353

Gross of non-controlling interests Restated 6 months 2012	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	390	5.2	2,033	3,354	5,387
Ireland	20	4.0	80	262	342
United Kingdom & Ireland	410	5.2	2,113	3,616	5,729
France	40	7.0	280	1,664	1,944
Poland	18	7.6	137	64	201
Italy	39	5.4	210	1,049	1,259
Spain	36	5.5	199	506	705
Other Europe	41	4.9	200	49	249
Europe	174	5.9	1,026	3,332	4,358
Asia	155	5.0	780	133	913
Other	-	-	-	30	30
Total life and pensions - continuing operations	739	5.3	3,919	7,111	11,030
Total life and pensions - discontinued operations1	59	10.3	608	1,465	2,073
Total life and pensions	798	5.7	4,527	8,576	13,103

1 Represents the results of the United States.

Gross of non-controlling interests Restated Full year 2012	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	771	4.9	3,793	6,617	10,410
Ireland	33	3.8	127	505	632
United Kingdom & Ireland	804	4.9	3,920	7,122	11,042
France	74	7.9	584	3,054	3,638
Poland	36	7.3	261	112	373
Italy	54	5.9	317	1,654	1,971
Spain	67	5.6	375	920	1,295
Other Europe	86	4.1	352	119	471
Europe	317	6.0	1,889	5,859	7,748
Asia	282	5.3	1,482	283	1,765
Other	-	-	-	91	91
Total life and pensions - continuing operations	1,403	5.2	7,291	13,355	20,646
Total life and pensions - discontinued operations1	130	11.1	1,440	2,599	4,039
Total life and pensions	1,533	5.7	8,731	15,954	24,685

1 Represents the results of the United States.

F11 - Geographical analysis of value of new business
The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, the value of the new business and the resulting margin, firstly gross and then net of tax and non-controlling interests. The value generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business, including expected profit between point of sale and the valuation date. It reflects the additional value to shareholders created through the activity of writing new business including the impacts of interactions between in force and new business with the exception of tax as noted in the basis of preparation. The value of new business has been calculated using economic assumption at the point of sale which has been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The operating assumptions are consistent with those used to determine the embedded value. The value of new business is shown after the effect of the frictional costs of holding required capital, and after the effect of the costs of residual non-hedgeable risks on the same basis as for the in-force covered business.

	Present value of new business premiums			Value of new business			New business margin
Gross of tax and non-controlling interest	6 months 2013 £m	Restated 6 months 2012 £m	Full year 2012 £m	6 months 2013 £m	Restated 6 months 2012 £m	Full year 2012 £m	6 months 2013%	Restated 6 months 2012%	Full year 2012%
United Kingdom	4,441	5,387	10,410	211	182	420	4.8%	3.4%	4.0%
Ireland	225	342	632	1	(6)	(8)	0.4%	(1.8)%	(1.3)%
United Kingdom & Ireland	4,666	5,729	11,042	212	176	412	4.5%	3.1%	3.7%
France	2,373	1,944	3,638	86	62	119	3.6%	3.2%	3.3%
Poland	227	201	373	21	18	35	9.3%	9.0%	9.4%
Italy	1,305	1,259	1,971	6	14	29	0.5%	1.1%	1.5%
Spain	641	705	1,295	13	21	56	2.0%	3.0%	4.3%
Other Europe	273	249	471	21	15	32	7.7%	6.0%	6.8%
Europe	4,819	4,358	7,748	147	130	271	3.1%	3.0%	3.5%
Asia	861	913	1,765	42	37	63	4.9%	4.1%	3.6%
Other	7	30	91	-	-	-	-	-	-
Total life and pensions - continuing operations	10,353	11,030	20,646	401	343	746	3.9%	3.1%	3.6%
Total life and pensions - discontinued operations1		2,073	4,039		(138)	(280)		(6.7)%	(6.9)%
Total life and pensions	10,353	13,103	24,685	401	205	466	3.9%	1.6%	1.9%

1 Prior period represents the results of the United States.

	Present value of new business premiums			Value of new business			New business margin
Net of tax and non-controlling interest	6 months 2013 £m	Restated 6 months 2012 £m	Full year 2012 £m	6 months 2013 £m	Restated 6 months 2012 £m	Full year 2012 £m	6 months 2013%	Restated 6 months 2012%	Full year 2012%
United Kingdom	4,441	5,387	10,410	162	138	319	3.6%	2.6%	3.1%
Ireland	205	256	474	1	(3)	(6)	0.5%	(1.2)%	(1.3)%
United Kingdom & Ireland	4,646	5,643	10,884	163	135	313	3.5%	2.4%	2.9%
France	1,981	1,588	2,996	50	35	67	2.5%	2.2%	2.2%
Poland	205	183	339	16	13	26	7.8%	7.1%	7.7%
Italy	546	549	841	1	4	8	0.2%	0.7%	1.0%
Spain	357	391	719	3	4	15	0.8%	1.0%	2.1%
Other Europe	273	249	470	17	11	26	6.2%	4.4%	5.5%
Europe	3,362	2,960	5,365	87	67	142	2.6%	2.3%	2.6%
Asia	860	903	1,748	35	29	50	4.1%	3.2%	2.9%
Other	7	30	91	-	-	-	-	-	-
Total life and pensions - continuing operations	8,875	9,536	18,088	285	231	505	3.2%	2.4%	2.8%
Total life and pensions - discontinued operations1		2,073	4,039		(90)	(182)		(4.3)%	(4.5)%
Total life and pensions	8,875	11,609	22,127	285	141	323	3.2%	1.2%	1.5%

1 Prior period represents the results of the United States.

F12 - Operating Capital Generation

	Existing business					New business			Total business
Net of tax and non-controlling interest 6 months 2013	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom & Ireland	177	28	119	(78)	246	(7)	24	17	263
Europe	241	30	52	120	443	(48)	(98)	(146)	297
Asia and Other	37	6	55	11	109	(24)	(11)	(35)	74
Total	455	64	226	53	798	(79)	(85)	(164)	634

	Existing business					New business			Total business
Net of tax and non-controlling interest Restated 6 months 2012	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom & Ireland	183	47	196	(13)	413	(70)	19	(51)	362
Europe	227	37	14	133	411	(64)	(95)	(159)	252
Asia and Other	36	7	1	10	54	(25)	(15)	(40)	14
Total - continuing operations	446	91	211	130	878	(159)	(91)	(250)	628
Total - discontinued operations1	131	20	(148)	98	101	(41)	(158)	(199)	(98)
Total	577	111	63	228	979	(200)	(249)	(449)	530

1 Represents the results of the United States.

	Existing business					New business			Total business
Net of tax and non-controlling interest Restated Full year 2012	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom & Ireland	364	85	194	67	710	(78)	41	(37)	673
Europe	451	72	72	126	721	(101)	(167)	(268)	453
Asia and Other	72	12	58	42	184	(55)	(29)	(84)	100
Total - continuing operations	887	169	324	235	1,615	(234)	(155)	(389)	1,226
Total - discontinued operations1	212	41	(167)	274	360	(21)	(298)	(319)	41
Total	1,099	210	157	509	1,975	(255)	(453)	(708)	1,267

1 Represents the results of the United States.

The above table includes the impact of a true-up of a prior estimate of required capital in Europe, negatively impacting Free Surplus Generation by £88 million. This is excluded from Life OCG in the "Cash" section of this report as it did not impact the actual capital generated in 2012.

F13 - Maturity profile of business
(a) Total in-force business
To show the profile of the VIF emergence, the value of VIF in the statements of financial position has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interest 30 June 2013 £m	0-51	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	514	986	731	354	894	3,479
Europe	841	612	376	233	363	2,425
Asia and Other	160	143	38	5	(90)	256
Total	1,515	1,741	1,145	592	1,167	6,160

1 For held for sale operations, the VIF emergence is reported in the 0-5 column.

Net of non-controlling interest Restated 30 June 2012 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	319	780	709	355	768	2,931
Europe	641	426	283	185	260	1,795
Asia and Other	202	131	44	14	(79)	312
Total - excluding United States	1,162	1,337	1,036	554	949	5,038
Total - United States	36	(525)	(361)	(154)	(307)	(1,311)
Total	1,198	812	675	400	642	3,727

Net of non-controlling interest Restated 31 December 2012 £m	0-51	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	496	893	639	261	812	3,101
Europe	900	517	352	227	381	2,377
Asia and Other	208	137	32	11	(135)	253
Total - excluding United States	1,604	1,547	1,023	499	1,058	5,731
Total - United States	(657)	-	-	-	-	(657)
Total	947	1,547	1,023	499	1,058	5,074

1 For held for sale operations, the VIF emergence is reported in the 0-5 column.

(b) New business
To show the profile of the VIF emergence, the value of new business has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interest 30 June 2013 £m	0-51	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	63	30	15	8	54	170
Europe	57	31	20	13	14	135
Asia and Other	25	17	9	6	2	59
Total	145	78	44	27	70	364

1 For held for sale operations, the VIF emergence is reported in the 0-5 column.

Net of non-controlling interest Restated 30 June 2012 £m	0-51	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	50	45	31	22	57	205
Europe	63	30	17	10	11	131
Asia and Other	26	13	6	4	5	54
Total - continuing operations	139	88	54	36	73	390
Total - discontinued operations1	4	(19)	(3)	(6)	(25)	(49)
Total	143	69	51	30	48	341
1 Represents the results of the United States.

Net of non-controlling interest Restated 31 December 2012 £m	0-51	6-10	11-15	16-20	20+	Total
United Kingdom & Ireland	85	73	50	35	148	391
Europe	112	55	35	19	21	242
Asia and Other	53	29	11	9	4	106
Total - continuing operations	250	157	96	63	173	739
Total - discontinued operations2	(161)	-	-	-	-	(161)
Total	89	157	96	63	173	578

1 For held for sale operations, the VIF emergence is reported in the 0-5 column.
2 Represents the results of the United States.

F14 - Segmental analysis of life and related business embedded value

Net of non-controlling interest 30 June 2013 £m	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom	907	2,674	3,005	6,586
Ireland	107	188	474	769
United Kingdom & Ireland	1,014	2,862	3,479	7,355
France2	(2)	2,235	1,052	3,285
Poland	137	110	1,208	1,455
Italy2,3	(27)	576	(25)	524
Spain2,3	-	244	76	320
Other Europe	8	19	114	141
Europe	116	3,184	2,425	5,725
Asia	239	244	244	727
Other	40	10	12	62
Total	1,409	6,300	6,160	13,869

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 France, Italy and Spain have a positive surplus on a statutory basis.
3 Required capital in Italy and Spain reflects the current economic environment and is in excess of regulatory requirements.

Net of non-controlling interest Restated 30 June 2012 £m	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,093	2,797	2,496	6,386
Ireland	21	310	435	766
United Kingdom & Ireland	1,114	3,107	2,931	7,152
France2	(199)	1,971	992	2,764
Poland	91	104	951	1,146
Italy2 3	(216)	727	(314)	197
Spain	109	219	32	360
Other Europe	28	34	134	196
Europe	(187)	3,055	1,795	4,663
Asia	146	256	297	699
Other	37	10	15	62
Total - excluding United States	1,110	6,428	5,038	12,576
Total - United States4	3	1,634	(1,311)	326
Total	1,113	8,062	3,727	12,902

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 France and Italy have a positive surplus on a statutory basis
3 Required capital in Italy reflects the current economic environment and is in excess of regulatory requirements.
4 Aviva USA's holding company debt amounting to £738 million at 30 June 2012 has been included within non-covered business.

Net of non-controlling interest Restated 31 December 2012 £m	Free surplus £m	Required Capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,230	2,648	2,621	6,499
Ireland	96	246	480	822
United Kingdom & Ireland	1,326	2,894	3,101	7,321
France	80	2,106	984	3,170
Poland	161	113	1,282	1,556
Italy2 3	(42)	598	(172)	384
Spain2	58	294	178	530
Other Europe	25	29	105	159
Europe	282	3,140	2,377	5,799
Asia	180	282	240	702
Other	38	10	13	61
Total - excluding United States	1,826	6,326	5,731	13,883
Total - United States4	252	1,463	(657)	1,058
Total	2,078	7,789	5,074	14,941

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 Required capital in Italy and Spain reflects the current economic environment and is in excess of regulatory requirements.
3 Italy has a positive surplus on a statutory basis.
4 Aviva USA's holding company debt amounting to £708 million at 31 December 2012 has been included within non-covered business.

The required capital across our life businesses varies between 100% and 222% of EU minimum or equivalent (100% to 325% at HY12; 100% to 325% at FY12). The figures have changed since FY12 given that the US is no longer included in covered business. The weighted average level of required capital for our life business expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 117% (HY12: 138%; FY12: 134%). These levels of required capital are used in the calculation of the Group's embedded value to evaluate the cost of locked in capital. At 30 June 2013 the aggregate regulatory requirements based on the EU minimum test amounted to £5.4 billion (HY12: £5.8 billion; FY12: £5.8 billion). At this date, the actual net worth held in our long-term business, was £7.7 billion (HY12: £9.1 billion; FY12: £9.9 billion) which represents 143% (HY12: 157%; FY12: 170%) of these minimum requirements.

F15 - Risk allowance within present value of in-force (VIF)
Within the VIF in the tables, there are additional allowances for risks not included within the basic present value of future profits calculation.

Net of non-controlling interest 30 June 2013 £m	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,710	(240)	(432)	(33)	3,005
Ireland	503	(6)	(23)	-	474
United Kingdom & Ireland	4,213	(246)	(455)	(33)	3,479
France	2,181	(136)	(237)	(756)	1,052
Poland	1,454	(10)	(226)	(10)	1,208
Italy	38	(11)	(30)	(22)	(25)
Spain	129	(10)	(27)	(16)	76
Other Europe	117	(1)	(2)	-	114
Europe	3,919	(168)	(522)	(804)	2,425
Asia	406	(31)	(84)	(47)	244
Other	13	-	(1)	-	12
Total	8,551	(445)	(1,062)	(884)	6,160
The removal of the United States from covered business as set out in F1 Basis of Preparation has reduced the total risk allowances. Excluding the United States, relative to FY12:
■ Frictional costs have become more negative by £39 million due to economic movements in France.

■ The allowance for non-hedgeable risks has become less negative by £32 million, primarily in Poland, due to increases in risk-free rates, and Spain, due to the sale of Aseval, offset by results in France caused by exchange rate movements.

■ The Time Value of Options and Guarantees has become less negative by £20 million primarily due to management actions in France and Italy and favourable economics, offset by exchange rate impacts.

Net of non-controlling interest Restated 30 June 2012 £m	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,176	(238)	(386)	(56)	2,496
Ireland	473	(10)	(27)	(1)	435
United Kingdom & Ireland	3,649	(248)	(413)	(57)	2,931
France	1,838	(115)	(190)	(541)	992
Poland	1,114	(11)	(149)	(3)	951
Italy	(246)	(1)	(17)	(50)	(314)
Spain	97	(9)	(43)	(13)	32
Other Europe	145	(2)	(7)	(2)	134
Europe	2,948	(138)	(406)	(609)	1,795
Asia	448	(27)	(72)	(52)	297
Other	16	-	(1)	-	15
Total - excluding United States	7,061	(413)	(892)	(718)	5,038
Total - United States	(567)	(145)	(70)	(529)	(1,311)
Total	6,494	(558)	(962)	(1,247)	3,727

Net of non-controlling interest 31 December 2012 £m	PVFP £m	Frictional costs £m	Non- hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,334	(241)	(436)	(36)	2,621
Ireland	512	(8)	(24)	-	480
United Kingdom & Ireland	3,846	(249)	(460)	(36)	3,101
France	2,050	(105)	(225)	(736)	984
Poland	1,545	(8)	(244)	(11)	1,282
Italy	(96)	(7)	(34)	(35)	(172)
Spain	241	(5)	(39)	(19)	178
Other Europe	108	(1)	(2)	-	105
Europe	3,848	(126)	(544)	(801)	2,377
Asia	427	(31)	(89)	(67)	240
Other	14	-	(1)	-	13
Total - excluding United States	8,135	(406)	(1,094)	(904)	5,731
Total - United States	(50)	(141)	(158)	(308)	(657)
Total	8,085	(547)	(1,252)	(1,212)	5,074

F16 - Implied discount rates (IDR)
In the valuation of a block of business, the IDR is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV.
    The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
    Average derived risk discount rates are shown below for the embedded value.

	30 June 2013%	Restated 30 June 2012%	31 December 2012%
United Kingdom	6.9%	8.5%	7.2%
Ireland1	1.6%	2.6%	1.9%
United Kingdom & Ireland	6.3%	7.6%	6.4%
France	7.0%	6.8%	6.7%
Poland	5.7%	6.4%	5.2%
Italy1	8.9%	32.0%	13.4%
Spain1	11.3%	16.5%	12.9%
Other Europe1	6.3%	6.4%	6.5%
Europe	7.4%	11.5%	8.0%
Asia1	5.4%	4.5%	5.6%
Other	-	-	-
Total - excluding United States1	6.8%	9.3%	7.2%
Total - United States1,2		n/a	n/a
Total	6.8%	n/a	n/a

1 IDRs have been calculated excluding held for sale operations, reflecting that they are stated at expected fair value less cost to sell.

2 Where there is significant difference in projected real world and risk neutral profits and the value of the in force business plus required capital is negative or close to zero, the IDR is not well defined and consequently IDR is not meaningful.

F17 - Summary of non-controlling interest in life and related businesses' MCEV results

30 June 2013	Ireland £m	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share- holders' Interest £m	Group £m
Value of new business after tax	-	6	7	3	1	-	17	285	302
Life MCEV operating earnings after tax	-	14	11	95	7	-	127	741	868
Life MCEV earnings/(loss) after tax	-	6	93	177	(3)	-	273	963	1,236
Closing covered businesses' embedded value	-	302	295	547	199	3	1,346	13,869	15,215

Restated 30 June 2012	Ireland £m	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	(1)	6	10	6	1	1	23	141	164
Life MCEV operating (loss)/earnings after tax	(1)	7	34	88	7	2	137	744	881
Life MCEV earnings/(loss) after tax	1	18	(20)	405	8	2	414	1,227	1,641
Closing covered businesses' embedded value	256	209	346	165	156	20	1,152	12,902	14,054

Full year 2012	Ireland £m	France £m	Spain £m	Italy £m	Poland £m	Asia £m	Total £m	Share-holders' Interest £m	Group £m
Value of new business after tax	(2)	12	24	10	3	1	48	323	371
Life MCEV operating earnings after tax	13	36	79	154	30	2	314	1,070	1,384
Life MCEV earnings after tax	15	75	60	626	59	1	836	1,783	2,619
Closing covered businesses' embedded value	272	280	406	381	214	3	1,556	14,941	16,497

Non-controlling interest in life and related businesses is not impacted by the treatment of held for sale operations. There are no non-controlling interests in the United Kingdom or United States.

F18 - Principal assumptions
(a) Economic assumptions - Deterministic calculations
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
    In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. The curve is extrapolated beyond the last available market data point to an ultimate forward rate using the Nelson-Siegel functional form if necessary. For markets in which there is no reliable swap yield curve, the relevant government bond yields are used. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk free rates, and these adjustments are shown below the reference rate table.
    Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.
    The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

United Kingdom	30 June 2013	30 June 2012	Full Year 2012	Full Year 2011
Reference rate
1 year	0.6%	0.9%	0.6%	1.2%
5 years	1.6%	1.3%	1.0%	1.6%
10 years	2.7%	2.2%	1.9%	2.3%
15 years	3.2%	2.7%	2.6%	2.8%
20 years	3.4%	3.0%	2.9%	3.0%
Expense inflation	3.1%	2.6%	2.8%	2.8%

Eurozone	30 June 2013	Restated1 30 June 2012	Full Year 2012	Full year 2011
Reference rate
1 year	0.4%	0.8%	0.3%	1.4%
5 years	1.2%	1.3%	0.8%	1.7%
10 years	2.1%	2.0%	1.6%	2.4%
15 years	2.5%	2.3%	2.1%	2.8%
20 years	2.6%	2.4%	2.3%	2.8%
Expense inflation1	2.5%	2.5%	2.5%	2.5%

1 Based on France, the largest Eurozone business. 30 June 2012 expense inflation restated from overall Eurozone rate.

Poland	30 June 2013	30 June 2012	Full Year 2012	Full year 2011
Reference rate
1 year	2.8%	5.0%	3.4%	4.9%
5 years	3.8%	4.6%	3.4%	4.8%
10 years	4.2%	4.7%	3.5%	5.0%
15 years	4.2%	4.4%	3.4%	4.7%
20 years	4.1%	4.1%	3.2%	4.3%
Expense inflation	2.6%	3.3%	2.1%	2.9%

United States	30 June 2013	30 June 2012	Full Year 2012	Full year 2011
Reference rate
1 year	n/a	0.5%	0.3%	0.7%
5 years	n/a	1.0%	0.9%	1.2%
10 years	n/a	1.8%	1.9%	2.1%
15 years	n/a	2.3%	2.4%	2.5%
20 years	n/a	2.5%	2.7%	2.6%
Expense inflation	n/a	2.0%	2.0%	2.0%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.
    The following adjustments are made to the swap rate for immediate annuity type contracts and for all contracts for Aviva USA.
    The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by adding the following to each swap rate:

	New business						Embedded value
	2Q 2013	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012	30 June 2013	30 June 2012	Full Year 2012
UK immediate annuities	1.21%	1.24%	1.19%	1.49%	1.46%	1.34%	1.22%	1.43%	1.30%
UK bulk purchase annuities	1.21%	1.24%	1.19%	1.49%	1.46%	1.34%	1.22%	1.43%	1.30%
France	n/a	n/a	n/a	n/a	n/a	n/a	0.38%	0.87%	0.44%
Spain	0.23%	0.17%	0.13%	0.09%	0.28%	0.35%	0.25%	0.64%	0.30%
US immediate annuities	n/a	n/a	0.83%	0.95%	1.00%	1.26%	n/a	1.17%	0.91%
US deferred annuities and all other contracts	n/a	n/a	0.70%	0.81%	0.84%	1.07%	n/a	0.99%	0.77%

The approach to estimating the market level of liquidity premium in corporate bond assets is consistent with the formula structure proposed by CFO/CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS5).

F18 - Principal assumptions continued
(a) Economic assumptions - Deterministic calculations continued

The formula is:
    United Kingdom/Europe: 50% of (iBoxx Corporate bond spread - 40bp)
    USA: 60% of (iBoxx Corporate bond spread - 40bp)

For assets valued on a marked to model basis (e.g., commercial mortgages), the liquidity premium is consistent with the underlying model valuation.
    Adjustments are made where liabilities are not fully backed by assets earning a liquidity premium and for contracts that are exposed to some lapse risk (15% reduction to the market level liquidity premium). There has been no change to the types of contracts to which a liquidity premium is applied, and it is applied to all components of the MCEV with the exception of the adjustment for the "look-through" into service company expenses.

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in note
F1 - Basis of preparation.
    The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

All territories	30 June 2013	30 June 2012	Full Year 2012	Full Year 2011
Equity risk premium	3.5%	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%	2.0%
Future returns on fixed interest investments are calculated from prospective yields less an adjustment for credit risk.

Required capital and tax

	Tax rates1				Required capital (% EU minimum or equivalent)
	30 June 2013	30 June 2012	FullYear 2012	Full Year 2011	30 June 2013	30 June 2012	Full Year 2012
United Kingdom2	20.0%	23.0%	23.0%	25.0%	100%/200%	100%/200%	100%/200%
Ireland3	12.5%	12.5%	12.5%	12.5%	180%	174%/180%	174%/180%
France	34.4%	34.4%	34.4%	34.4%	107.5%	107.5%	107.5%
United States	n/a	35.0%	35.0%	35.0%	n/a	325%	325%
Spain4	30.0%	30.0%	30.0%	30.0%	197%	134%	177%
Italy5	34.3%	34.3%	34.3%	34.3%	222%	305%	243%
Poland	19.0%	19.0%	19.0%	19.0%	125.5%	125.5%	125.5%

1 Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been substantively enacted with the exception of the United Kingdom as set out below.

2 The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and annuity business with 200% for BPA business. In addition, the reattribution of the inherited estate has led to additional capital being locked in to support the with-profit business, and this has been included within required capital.

3 Required capital in Ireland for comparative periods under MCEV is 174% for bancassurance and 180% for retail business.

4 This is the aggregate required capital for in force business in Spain. The increase in 2012 and 2013 reflects the current economic environment. New business metrics continue to use management target levels of required capital
   (119%-138% of EU minimum), which better reflects the capital requirements of the new business.

5 This is the aggregate required capital level for in force business in Italy and reflects the current economic environment. New business metrics continue to use management target levels of required capital (115%-120% of EU minimum), which better reflects the capital requirements of the new business

Legislation has been substantively enacted in July 2013 to reduce the main rate of UK Corporation tax to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. This reduction to 20% is considered a known future change for MCEV purposes and has been reflected in the Group's MCEV net assets as at 30 June 2013.

Other economic assumptions
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the fund is insufficient and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the UK and Ireland continues at the current rate of one-ninth of the cost of bonus.

F18 - Principal assumptions continued
(b) Economic assumptions - Stochastic calculations
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under 'Non-economic assumptions'.

Model - United Kingdom and United States
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals.
    Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this no longer guarantees non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The model is calibrated to volatilities for swaptions for ten year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. In the case of the United States, an adjustment is made to the starting reference rate as described above. After making this adjustment the interest rate model is calibrated to the swaption implied volatilities supplied by SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
    The total annual return on equities is calculated as the return on one-year swaps plus an excess return. For the UK, a stochastic volatility jump defusion model is used, which allows for varying levels of volatility over time and across strike prices. Option volatilities are taken from Markit. For the US, this excess return is modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms.
    The model also generates property total returns and real yield curves, which are significant asset classes for the UK only. In the absence of liquid market data, the property volatilities are based on historic data.
    Assumptions for correlations between asset classes have been set based on historic data.

Model - Europe and Asia
Swap rates are generated by a model, the LIBOR Market Model (LMM) that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The model is calibrated to at-the-money swaptions of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
    The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. Option volatilities are taken from Markit.
    Assumptions for correlations between asset classes have been set based on historic data.

Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumptions are the distribution of future long-term interest rates (nominal and real) and swaption implied volatilities.
    For many businesses, including France and the US, the most important assets are fixed rate bonds of various durations.

Summary statistics
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the swaption implied volatilities.

	30 June 2013 Swap length				30 June 2012 Swap length				31 December 2012 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK sterling
10 years	17.8%	17.4%	17.0%	16.7%	17.7%	16.9%	16.2%	15.7%	17.1%	16.4%	16.0%	15.7%
15 years	16.3%	15.9%	15.4%	15.1%	16.0%	15.4%	14.5%	14.0%	15.2%	14.8%	14.2%	13.9%
20 years	15.9%	15.3%	14.6%	14.2%	15.5%	14.5%	13.6%	13.2%	14.8%	14.1%	13.4%	13.1%
25 years	15.8%	15.1%	14.5%	14.0%	15.2%	14.3%	13.5%	13.1%	14.9%	14.1%	13.5%	13.1%
Euro
10 years	23.8%	23.1%	22.4%	21.9%	29.7%	28.8%	28.4%	27.9%	24.6%	24.0%	23.5%	23.1%
15 years	24.8%	23.4%	21.7%	20.9%	32.7%	30.0%	28.0%	26.8%	25.5%	24.2%	22.7%	21.8%
20 years	24.7%	22.0%	19.6%	18.6%	31.7%	27.9%	25.4%	24.3%	25.7%	23.0%	20.9%	20.1%
25 years	23.0%	19.8%	18.2%	17.1%	29.2%	24.9%	22.9%	21.8%	23.6%	20.5%	18.8%	18.2%
US dollar
10 years	n/a	n/a	n/a	n/a	27.2%	25.9%	25.4%	25.6%	23.0%	21.6%	21.2%	21.5%
15 years	n/a	n/a	n/a	n/a	26.1%	24.4%	24.0%	24.3%	21.9%	20.1%	20.1%	20.8%
20 years	n/a	n/a	n/a	n/a	24.0%	22.5%	22.0%	22.3%	20.4%	19.0%	18.8%	19.4%
25 years	n/a	n/a	n/a	n/a	24.0%	23.1%	23.9%	24.1%	20.4%	20.0%	20.4%	20.9%

F18 - Principal assumptions continued
Equity implied volatilities
The implied volatility is that determined by the Black-Scholes formula to reproduce the market price of the option. The following table sets out the equity implied volatilities.

				30 June 2013
Option length	UK	Ireland	France	US	Spain	Italy
5 years	21.7%	22.5%	22.5%	n/a	26.3%	22.5%
10 years	25.0%	23.1%	23.1%	n/a	27.0%	23.1%
15 years	26.9%	23.4%	23.4%	n/a	27.2%	23.4%

				30 June 2012
Option length	UK	Ireland	France	US	Spain	Italy
5 years	25.8%	25.7%	25.7%	26.6%	32.8%	25.7%
10 years	27.2%	25.8%	25.8%	29.5%	32.6%	25.8%
15 years	27.6%	27.1%	27.1%	30.5%	33.7%	27.1%

				31 December 2012
Option length	UK	Ireland	France	US	Spain	Italy
5 years	23.4%	24.6%	24.6%	23.9%	27.4%	24.6%
10 years	26.3%	24.7%	24.7%	26.6%	28.0%	24.7%
15 years	26.8%	25.0%	25.0%	27.7%	28.2%	25.0%

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived.
    For the UK, model property implied volatility is 15% for 30 June 2013 (30 June 2012: 15%; 31 December 2012: 15%).

(c) Non-economic assumptions
Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, for example we have allowed for improvements in future policyholder longevity.
    We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, that is, vary depending on the economic assumptions.
    For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
    Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.
    Notwithstanding that certain operations have been sold, the Aviva Ireland and Aviva Spain demographic and expense assumptions have continued to be set assuming the businesses do not incur loss of economies of scale, in advance of the annual review.
    In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person's gender in the assessment of risk and consequently the pricing of insurance products. The ruling was issued on 1 March 2011 and required gender equality for pricing from 21 December 2012. The impact of the ruling on the Group's MCEV net assets in our UK and European businesses is not considered to be material.

Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated.
    Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Poland Pensions potential legislation change
On 26 June 2013, the Polish ministers of Finance and Labour announced the outcome of the review of the Pillar II Pensions system (OFE), presenting three preferred options. An initial consultation period of 30 days has been announced, following which proposed legislation would be presented to Parliament. Finally, Presidential approval is required. It is expected that this process will complete in the second half of 2013 but the eventual outcome is uncertain. The expected outcome of each of the options announced is to substantially reduce the value in force of the Poland Pensions business, which is currently around £500 million. However the range of potential outcomes and the related level of uncertainty means that it is currently not possible to produce a reliable estimate of the impact.

F18 - Principal assumptions continued
Non-hedgeable risk
For the balance sheet and operating profit, a charge of 3.6% (HY 2012: 3.3%; FY 2012: 3.6%) has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business. The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime. The increase in the charge since HY 2012 results from a reassessment of the group diversification benefit.
    The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered including allowance for management actions consistent with the base MCEV. Diversification benefits are included between non-hedgeable risks of the covered business. No diversification benefit is assumed with hedgeable risks of the covered business or with non-covered business in general. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.
    In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.

Other
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

(d) Held for sale operations
Certain life covered operations are classified as held for sale, consistent with the IFRS classification.

US long term business
On 21 December 2012 the Group announced that it had agreed to sell the US life operations, consisting of Aviva Life and Annuity Company and the associated internal asset management operations of Aviva Investors North America, Inc, to Athene Holding Ltd for consideration of £1.0 billion including the shareholder loan (£1.1 billion including repayment of external loan) and these operations have been classified as held for sale. There is uncertainty in the ultimate consideration which depends on the development of statutory surplus between the announcement of sale and ultimate completion date. The transaction is expected to complete in 2013. Following classification as held for sale, US Life segment was remeasured to fair value less costs to sell resulting in an increase to the closing MCEV at 31 December 2012 of £1,095 million, and from 1 January 2013 is no longer included within the covered business. Subsequent remeasurement has changed the company value on the Group MCEV balance sheet from £367 million to £523 million. Please refer to note B4 for details of how this remeasurement is recognised in the income statement and in other comprehensive income.

Spanish long-term business - Aseval
On 18 December 2012 Aviva reached a settlement with Bankia S.A. ("Bankia") to transfer the Group's entire holding in Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros ("Aseval"), a Spanish life assurance company, to Bankia and Aseval was classified as held for sale. Following classification as held for sale, Aseval, included within the 'Europe' operating segment, was remeasured to fair value less costs to sell resulting in an increase to the closing MCEV at 31 December 2012 of £127 million. The transfer completed on 24 April 2013 with cash consideration of £502 million and profit on disposal of £39 million.

Irish long-term business - Ark Life
Our Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited ("ALHI"), which is 75% owned by Aviva and 25% owned by Allied Irish Bank ("AIB"). ALHI holds four subsidiaries, one of which is Ark Life Assurance Company Limited ("Ark Life") which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified the Group that they did not wish to renew it and the existing shareholders' agreement governing ALHI was terminated.
    The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark Life business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark Life business became held for sale on that date. Following classification as held for sale, Ireland, included within the 'United Kingdom & Ireland' operating segment, was remeasured to fair value less costs to sell resulting in an increase to the closing MCEV at 31 December 2012 of £20 million. The transaction completed on 8 March 2013 with cash consideration of £117 million and profit on disposal of £90 million.

Malaysian long-term business
During 2012, the Group's Malaysian joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, were classified as held for sale following the decision of management to seek to dispose of the business. On 17 January 2013 agreement was reached to sell Aviva's interests in these businesses to Sun Life Assurance Company of Canada. Following classification as held for sale, these businesses, included within the 'Asia' operating segment, were remeasured to fair value less costs to sell resulting in an increase to the closing MCEV at 31 December 2012 of £28 million. The transaction completed on 12 April 2013 with cash consideration of £153 million and profit on disposal of £6 million.

Italian long - term business - Eurovita
During the period the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of this business will principally be recovered through sale. Following classification as held for sale, Eurovita, included within the "Europe" operating segment, was remeasured to fair value less cost to sell resulting in an increase to the closing MCEV at 30 June 2013 of £48 million.

F18 - Principal assumptions continued
Other held for sale operations
During the year the Group entered into negotiations to dispose of Aviva Russia. On 27 February 2013 the Group announced the sale of the business to Blagosostoyanie. This business is included in the consolidated statement of financial position at 31 December 2012 at its closing MCEV. The transaction completed on 8 April 2013 for a net consideration of £30 million and a loss on disposal of £2 million.
    The sale of our Romania pensions business, which was classified as held for sale in 2012, completed on 7 May 2013, with a profit on disposal of £1 million. This business is included in the consolidated statement of financial position at 31 December 2012 at its closing MCEV.
    During 2010, the Group's Taiwan joint venture, First-Aviva Life Insurance Co., Ltd., was classified as held for sale following the decision of management to seek to dispose of the business. A sale of this business was not completed in 2012 and management have reviewed its classification as held for sale and determined that the classification remains appropriate. The disposal is expected to be completed within 12 months of the balance sheet date. As the expected sale proceeds are not known, this business is included in the consolidated statement of financial position at its closing MCEV.

(e) Other assumptions
Valuation of debt
Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the primary financial statements. At 30 June 2013 the market value of the Group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £7,499 million (30 June 2012: £5,901 million; 31 December 2012: £7,260 million).

	30 June 2013 £m	30 June 2012 £m	31 December 2012 £m
Borrowings per summarised consolidated statement of financial position - MCEV basis	8,254	8,112	8,179
Add: Amount included in held for sale	212	-	145
Less: Securitised mortgage funding	(1,284)	(1,209)	(1,332)
Borrowings excluding non-recourse funding - MCEV basis	7,182	6,903	6,992
Less: Operational financing by businesses	(1,721)	(1,861)	(1,853)
External debt and subordinated debt - MCEV basis	5,461	5,042	5,139
Add: Preference shares (including General Accident plc), direct capital instrument and fixed rate tier 1 notes	1,832	1,832	1,832
External debt, subordinated debt, preference shares, direct capital instrument and fixed tier 1 notes - MCEV basis	7,293	6,874	6,971
Effect of marking these instruments to market	206	(973)	289
Market value of external debt, subordinated debt, preference shares, direct capital instrument and fixed rate tier 1 notes	7,499	5,901	7,260

Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone, US (for comparative periods) and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	30 June 2013	30 June 2012	31 December 2012
Eurozone
- Average rate (€1 equals)	£0.85	£0.82	£0.81
- Period end rate (€1 equals)	£0.86	£0.81	£0.81
United States
- Average rate ($US1 equals)	£0.65	£0.63	£0.63
- Period end rate ($US1 equals)	£0.66	£0.64	£0.62
Poland
- Average rate (zł1 equals)	£0.20	£0.19	£0.19
- Period end rate (zł1 equals)	£0.20	£0.19	£0.20

F19 - Sensitivity analysis
(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
■ 10 basis point increase in the liquidity premium adjustment, where applicable;

■ one percentage point increase and decrease in the risk-free rate with a floor of 0%, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

■ 10% increase and decrease in market values of equity and property assets;
■ 25% multiplicative increase in equity, property and swaption volatilities;
■ 50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
■ decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
    For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
    In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
    The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Own sovereign debt is excluded from credit spread sensitivities.
    Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios.
    No sensitivities have been included for held for sale operations, reflecting that these operations are stated at expected fair value less cost to sell.

Life and related business embedded value

			Interest rates
30 June 2013 Embedded value (net of non-controlling interest)	As reported in F14 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	Swaption implied volatilities 25% increase £m
United Kingdom & Ireland	7,355	250	(385)	410	-
France	3,285	5	95	(175)	(135)
Poland, Italy, Spain and Other Europe	2,440	5	(100)	105	-
Asia and Other	789	-	115	(235)	(5)
Total	13,869	260	(275)	105	(140)

		Equity/Property
		Market Values			Credit Spread
30 June 2013 Embedded value (net of non-controlling interest)	As reported in F14 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	7,355	225	(250)	(175)	(1,090)	1,190	-
France	3,285	205	(215)	(145)	(80)	80	15
Poland, Italy, Spain and Other Europe	2,440	20	(20)	(5)	(25)	25	5
Asia and Other	789	10	(10)	-	(20)	20	10
Total	13,869	460	(495)	(325)	(1,215)	1,315	30

F19 - Sensitivity analysis continued
New business

		Interest rates
30 June 2013 Value of new business (net of tax and non-controlling interest)	As reported in F11 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	Swaption implied volatilities 25% increase £m
United Kingdom & Ireland	163	7	(3)	5	-
France	50	-	4	(9)	(3)
Poland, Italy, Spain and Other Europe	37	-	(2)	2	-
Asia and Other	35	-	7	(10)	-
Total	285	7	6	(12)	(3)

		Equity/Property
		Market Values			Credit Spread
30 June 2013 Value of new business (net of tax and non-controlling interest)	As reported in F11 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom & Ireland	163	-	-	-	(40)	45	-
France	50	11	(11)	(2)	(1)	1	1
Poland, Italy, Spain and Other Europe	37	-	-	-	-	-	-
Asia and Other	35	-	-	-	-	-	1
Total	285	11	(11)	(2)	(41)	46	2

F19 - Sensitivity analysis continued
(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:

■ 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;

■ 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
■ 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.
    No sensitivities have been included for held for sale operations, reflecting that these operations are stated at expected fair value less cost to sell.

Life and related business embedded value

30 June 2013 Embedded value (net of non-controlling interest)	As reported in F14 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	7,355	230	65	75	(410)
France	3,285	60	25	25	(20)
Poland, Italy, Spain and Other Europe	2,440	35	95	30	(5)
Asia and Other	789	35	5	20	-
Total	13,869	360	190	150	(435)

30 June 2013 Value of new business (net of tax and non-controlling interest)	As reported in F11 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates - annuity business £m
United Kingdom & Ireland	163	9	5	6	(5)
France	50	4	1	2	-
Poland, Italy, Spain and Other Europe	37	3	9	1	-
Asia and Other	35	3	2	-	-
Total	285	19	17	9	(5)

Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis
When compliance with the European Insurance CFO Forum Market Consistent Embedded Value Principles (MCEV Principles), published in October 2009, is stated, those principles require the directors to prepare supplementary information in accordance with the methodology contained in the MCEV Principles and to disclose and explain any non-compliance with the guidance included in the MCEV Principles.
    In preparing this supplementary information, the directors have done so in accordance with these MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sales proceeds, less cost to sell and have also complied with the guidance as set out in the basis of preparation. Specifically the directors have:
■ determined assumptions on a realistic basis, having regard to past, current and expected future experience and to relevant external data, and then applied them consistently;
■ made estimates that are reasonable and consistent; and,

■ provided additional disclosures when compliance with the specific requirements of the MCEV Principles is insufficient to enable users to understand the impact of particular transactions, other events and conditions and the
        Group's financial position and financial performance.

Information on the current directors responsible for providing this statement can be found on pages 80 to 82 of Aviva plc's 2012 Annual Report and Accounts and on the company's website http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board

Patrick Regan
Chief financial officer
7 August 2013

INDEPENDENT REVIEW REPORT TO THE DIRECTORS OF AVIVA plc - MCEV

Introduction
We have been engaged by the company to review the Consolidated MCEV financial statements in the half year report for the six months ended 30 June 2013, which comprises the Consolidated income statement - MCEV basis, Earnings per share - MCEV basis, the Consolidated statement of comprehensive income - MCEV basis, the Consolidated statement of changes in equity - MCEV basis, the Consolidated statement of financial position - MCEV basis, the Reconciliation of shareholders' equity on IFRS and MCEV bases, the Reconciliation of IFRS total equity to MCEV net worth, the Group MCEV analysis of earnings and the related notes. We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Consolidated MCEV financial statements.

Directors' responsibilities
The Consolidated MCEV financial statements in the half year report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Consolidated MCEV financial statements in the half year report in accordance with the CFO Forum Principles and the Basis of Preparation set out on pages 117 to 121.

Our responsibility
Our responsibility is to express to the company a conclusion on the Consolidated MCEV financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company in accordance with our engagement letter dated 7 May 2013 and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion on the Consolidated MCEV financial statements
As explained in the Basis of Preparation to the Consolidated MCEV financial statements, the net assets of the held for sale operations have been stated at their expected fair value less costs to sell because the directors believe this to be a better assessment of the value to shareholders' from these operations. By stating the held for sale operations at a value in excess of their MCEV the Consolidated MCEV financial statements do not comply with the CFO Forum Principles. It is not practicable for us to quantify the effect of the non-compliance.

Qualified Conclusion on the Consolidated MCEV financial statements
Based on our review, except for the effects of the matter described in the Basis for Qualified Conclusion paragraph, nothing has come to our attention that causes us to believe that the Consolidated MCEV financial statements in the half year report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with the CFO Forum Principles and the Basis of Preparation set out on pages 117 to 121.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 August 2013

1) The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Consolidated MCEV financial statements since they were initially presented on the website.

2) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Other information

In this section	Page
Glossary	150
Shareholder services	154

Glossary

Product definitions
Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement. Annuities may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.

Critical Illness cover
Pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

Group pensions
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

ISAs
Individual savings accounts - Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Open ended investment company (OEIC)
An collective investment fund structured as a limited company in which investors can buy and sell shares.

Pension
A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pension
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years, during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Whole life
A protection policy that remains in force for the insured's whole life; a lump sum will be paid out on death. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

General terms
Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

UK Corporate Governance Code
The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

FCA
The Financial Conduct Authority ("FCA") is one of the two bodies (along with the PRA) which replaced the Financial Services Authority from the 1 April 2013. The FCA is a company limited by guarantee and is independent of the Bank of England. It is responsible for the conduct business regulation of all firms (including those firms subject to prudential regulation by the PRA) and the prudential regulation of firms not regulated by the PRA. The FCA has three statutory objectives: securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the UK financial system and promoting effective competition in the interests of consumers.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva
Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.
Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

Independent Financial Advisers (IFAs)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers.

IFRS
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Operating profit
From continuing operations based on expected investment returns, stated before tax attributable to shareholders' profits and before non-operating items including, impairment of goodwill, exceptional and other items. This is also referred to as adjusted operating profit or operating profit (IFRS basis).

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

Net asset value per ordinary share
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.

Present value of new business premiums (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

PRA
The Prudential Regulatory Authority ("PRA") is one of the two bodies (along with the FCA) which replaced the Financial Services Authority from the 1 April 2013. The PRA is a part of the Bank of England and is responsible for the prudential regulation of deposit taking institutions, insurers and major investment firms. The PRA has two statutory objectives: to promote the safety and soundness of these firms and, specifically for insurers, to contribute to the securing of an appropriate degree of protection for policyholders

Turnbull Guidance on Internal Control
The Turnbull Guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance Code.

Market Consistent Embedded Value
(MCEV) terms
Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum (www.cfoforum.nl) is a high-level group formed by the chief financial officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors.
    The forum was created in 2002, the Market Consistent Embedded Value Principles were launched in June 2008. The principles are a further development of the European Embedded Value Principles first launched in May 2004.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

Solvency margin
The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the Group's life funds. The Group solvency calculation is determined according to the Prudential Regulation Authority application of EU Insurance Groups Directive rules.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Group MCEV
A measure of the total consolidated value of the Group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.
Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.

Life MCEV operating earnings
Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations.

Life MCEV earnings
Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. In addition to life operating earnings this includes actual investment experience and other non-operating items.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings
Includes life and pension sales calculated under MCEV and retail investment sales.

Market consistent
A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Risk-free rate (reference rate in CFO Forum terminology)
The risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products where backing asset portfolios can be held to maturity.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Spread business
Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that allow for the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business
Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

Shareholder services

2013 financial calendar
Announcement of third quarter Interim Management Statement	7 November 2013

Annual General Meeting (AGM)

■ The voting results for the 2013 AGM, including proxy votes and votes withheld, can be viewed on our website at www.aviva.com/agm. There you will also find a webcast of the formal business of the meeting and information relating to Aviva's annual general meetings since 2002.

Dividends

2013 interim dividend dates - ordinary shares
Ex-dividend date	9 October 2013
Record date	11 October 2013
Dividend payment date *	15 November 2013
* Please note that the ADR local payment date will be approximately five business days after the proposed dividend date for ordinary shares.

■ Dividends on ordinary shares are normally paid in May and November - please see the table above for the key dates in respect of the 2013 interim dividend.
■ Dividends on preference shares are normally paid in March, June, September and December - please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
■ Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.

Direct credit of dividend payments

■ If you would like to have your cash dividends paid directly into your bank or building society account, please visit www.aviva.com/dividendmandate for more information or contact the Company's Registrar, Computershare
        Investor Services PLC (Computershare), using the contact details overleaf.

Overseas global dividend service

■ The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 65 international currencies. For further details and fees for this service please visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.

Online Shareholder Services Centre -
www.aviva.com/shareholderservices

The online shareholder services centre has been designed to provide useful information for holders of Aviva ordinary shares, preference shares and ADRs, and includes features to allow shareholders to manage their Aviva shareholdings easily and efficiently.
Within the online centre you will be able to find a shareholders' guide which includes a wide range of frequently asked questions, information about the Aviva Share Account, current and historic ordinary share and ADR prices, old and recent dividend dates and rates, share dealing information and, when available, presentations from Aviva's senior management. You will also be able to download an electronic copy of recent Company reports.

Manage your holdings online
You can view and manage your shareholding online by visiting www.aviva.com/ecomms. To register you will require your Shareholder Reference Number (11 digit number beginning with a C, I, or G) which you will find on your latest dividend stationery or any share certificate issued since 4 July 2011.
On the site, you can:
■ View your shareholding;
■ Change your personal details;
■ Switch to electronic communications;
■ View your transaction and payment history;
■ View your dividend election; and
■ Arrange direct credit of dividend payments.

ShareGift
If you have a small number of shares which you consider uneconomical to sell, you may wish to consider donating them to ShareGift (Registered Charity: 1052686), a charity that specialises in accepting such unwanted small shareholdings. Donated shares are aggregated and sold, with the proceeds being used to support a wide range of UK registered charities.
You can find out more about ShareGift by visiting www.sharegift.org or by calling them on +44 (0)20 7930 3737. If you would like to donate your shares to ShareGift, please contact Computershare.

Be on your guard - beware of fraudsters!
Shareholders are advised to be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount or offering free financial advice or company reports. Boiler rooms use increasingly sophisticated means to approach investors and often leave their victims out of pocket. Aviva would like to remind its shareholders to remain vigilant at all times.

The FCA have provided tips on how you can avoid being a victim of share fraud, which can be found on the FCA website at www.fca.org.uk/consumers/scams/investment-scams/share-fraud-and-boiler-room-scams/protect-yourself

• Remember: if it sounds too good to be true, it probably is!
• Remain vigilant - be very wary of any unsolicited advice, or offers to buy shares at a discount.
• If calls persist, hang up.

To find out more information on how you can protect yourself, please visit www.aviva.com/shareholderservices.

Contact details
Ordinary and preference shares - Computershare
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact our Registrar, Computershare:

    By telephone: 0871 495 0105
    Lines are open from 8.30am to 5pm (UK time), Monday to Friday (excluding public holidays).
    Please call +44 117 378 8361 if calling from outside of the UK.

    By email:avivaSHARES@computershare.co.uk

    In writing:Computershare Investor Services PLC,
    The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
For any queries regarding Aviva ADRs, please contact Citibank Shareholder Services (Citibank):

    By telephone: 1 877 248 4237(1 877-CITI-ADR), or +1 781 575 4555 if you are calling from outside of the US. (Lines are open from 8.30am to 6.00pm, Monday to Friday US Eastern Standard Time).

    By email:citibank@shareholders-online.com

    In writing:Citibank Shareholder Services,
    PO Box 43077, Providence, Rhode Island 02940-3077 USA

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group Company Secretary
Shareholders may contact the group company secretary as follows:

    By email:aviva.shareholders@aviva.com

    In writing:Kirstine Cooper, Group Company Secretary, St Helen's, 1 Undershaft, London EC3P 3DQ

    By telephone: +44 (0)20 7283 2000

Form 20-F
Aviva is a foreign private issuer in the United States of America and is subject to certain reporting requirements of the Securities Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports.

Useful links for shareholders

Online Shareholder Services Centre www.aviva.com/shareholderservices

Dividend information for ordinary shares
www.aviva.com/dividends

Annual General Meeting information
www.aviva.com/agm

Aviva share price
www.aviva.com/shareprice

ADR holders
www.aviva.com/adr

Aviva preference shareholders
www.aviva.com/preferenceshares

Aviva preference share price
www.londonstockexchange.com

Do you receive duplicate documents?
A number of shareholders still receive duplicate documentation and split dividend payments as a result of having more than one account on the Aviva Register of Members. If you think you fall into this group and would like to combine your accounts, please contact Computershare.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 August, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary